UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 03, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results - dated 03 March 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 03, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 03, 2015
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

Barclays PLC
Results Announcement

31 December 2014

Table of Contents

Results Announcement	Page
Performance Highlights	4-6
Group Chief Executive Officer's Review	7
Group Finance Director's Review	8-11
Results by Business
● Personal and Corporate Banking	12-13
● Barclaycard	14
● Africa Banking	15-16
● Investment Bank	17-19
● Head Office	20
● Barclays Non-Core	21-22
Quarterly Results Summary	23-24
Performance Management
● Returns and equity by business	25-26
● Margins and balances	27
● Remuneration	28-29
Risk Management
● Funding Risk - Liquidity	30-32
● Funding Risk - Capital	33-36
● Credit Risk	37
Statement of Directors' Responsibilities	38
Condensed Consolidated Financial Statements	39-42
Financial Statement Notes	43-46
Shareholder Information	47

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes
The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2014 to the corresponding twelve months of 2013 and balance sheet analysis as at 31 December 2014 with comparatives relating to 31 December 2013. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively.
The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at http://www.barclays.com/barclays-investor-relations/results-and-reports. Balance sheet comparative figures have also been restated to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation.
References throughout this Results Announcement to 'provisions for ongoing investigations and litigation relating to Foreign Exchange' means a provision of £1,250m held as at 31 December 2014 for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange.
Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; goodwill impairment; provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress; gain on US Lehman acquisition assets; provision for ongoing investigations and litigation relating to Foreign Exchange; loss on announced sale of the Spanish business; and Education, Social Housing, and Local Authority (ESHLA) valuation revision. As management reviews adjusting items at a Group level, results by business are presented excluding these items. The reconciliation of adjusted to statutory performance is done at a Group level only.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.
This results announcement has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and should be read in conjunction with the annual financial statements for the year ended 31 December 2014 included in the Annual Report, which have been prepared in accordance with IFRS as adopted by the European Union. The information in this announcement, which was approved by the Board of Directors on 2 March 2015 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014, which include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC pursuant to the rules of the US Securities and Exchange Commission (SEC) (2014 20-F) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished to the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website at http://www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under IFRS, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC's website at http://www.sec.gov; and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at www.barclays.com/investorrelations.
Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.

Performance Highlights

Steady progress towards our Transform targets. Higher Group and Core profit before tax were driven by focused cost saving initiatives. Significant Non-Core run down throughout the year contributed to strengthening of Group capital and leverage ratios

● Group adjusted profit before tax increased 12% to £5,502m with Core profit before tax increasing 3% to £6,682m and areduction in Non-Core loss before tax of 24% to £1,180m

● Total adjusted operating expenses decreased 9% to £18,069m driven by savings from Transform programmes, including a 5% net reduction in headcount. Operating expenses excluding costs to achieve Transform reduced £1,780m to £16,904m

● Credit impairment charges reduced 29% to £2,168m, with a £732m reduction in Non-Core to £168m and an 8% reduction in the Core business to £2,000m

● Within the Core business, Personal & Corporate Banking (PCB) and Barclaycard continued to grow profits, with both increasing income and reducing operating expenses excluding costs to achieve Transform. Africa Banking reported improved constant currency results, with reported results impacted by adverse currency movements. The Investment Bank made further progress on its strategic repositioning whilst driving cost savings and RWA efficiencies, despite challenging market conditions impacting income. Core return on average equity excluding costs to achieve Transform of 10.9% (2013: 12.7%)

● Non-Core run-down made good progress, with RWAs reducing £35bn to £75bn. Period end allocated equity reduced £4bn to £11bn

● Fully loaded CRD IV Common Equity Tier 1 (CET1) ratio increased to 10.3% (2013: 9.1%) achieving further progress towards the 2016 Transform target in excess of 11%. The improvement was mainly driven by a £40.6bn reduction in RWAs to £402bn, demonstrating good progress on the Non-Core run-down, and capital growth to £41.5bn (2013: £40.4bn). Including the sale of the Spanish business, completed on 2 January 2015, the fully loaded CRD IV CET1 ratio would have increased to 10.5% as at 31 December 2014

● The BCBS 270 leverage ratio increasedto 3.7% (September 2014: 3.5%), close to our 2016 Transform target in excess of 4%. The increase was due to a significant reduction in leverage exposure in Q414 to £1,233bn (September 2014:
   £1,324bn) driven by a seasonal reduction in settlement balances and continued reductions in Non-Core leverage exposure

● Net tangible asset value per share increased to 285p (2013: 283p)

Material adjusting items:

● A valuation revision of £935m was recognised in Q414 against the Education, Social Housing, and Local Authority (ESHLA) loan portfolio held at fair value in Barclays Non-Core. This is due to changes in discount rates applied in the valuation methodology. This revision does not impact either the CET1 or leverage ratio

● A provision of £1,250m was recognised in H214 for ongoing investigations and litigation relating to Foreign Exchange. This included an additional provision of £750m recognised in Q414

● An additional PPI redress provision of £200m was recognised in Q414 based on an updated best estimate of future redress and associated costs, resulting in a full year net charge of £1,110m in relation to PPI and interest rate hedging redress

● A £461m gain on US Lehman acquisition assets was recognised in Q314 (Q213: £259m)

●  A loss was realised on the announced sale of the Spanish business of £446m in Q3 and Q414, which completed on 2 January 2015. In addition, accumulated currency translation reserve losses of approximately £100m will be recognised on completion in Q115

Barclays Group results	Adjusted			Statutory
for the year ended	31.12.14	31.12.131		31.12.14	31.12.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	25,728	27,896	(8)	25,288	27,935	(9)
Credit impairment charges and other provisions	(2,168)	(3,071)	29	(2,168)	(3,071)	29
Net operating income	23,560	24,825	(5)	23,120	24,864	(7)
Operating expenses	(15,993)	(17,739)	10	(15,993)	(17,818)	10
Litigation and conduct	(449)	(441)	(2)	(2,809)	(2,441)	(15)
UK bank levy	(462)	(504)	8	(462)	(504)	8
Operating expenses excluding costs to achieve Transform	(16,904)	(18,684)	10	(19,264)	(20,763)	7
Costs to achieve Transform	(1,165)	(1,209)	4	(1,165)	(1,209)	4
Total operating expenses	(18,069)	(19,893)	9	(20,429)	(21,972)	7
Loss on announced sale of the Spanish business	-	-		(446)	-
Other net income/(expense)	11	(24)		11	(24)
Profit before tax	5,502	4,908	12	2,256	2,868	(21)
Tax charge	(1,704)	(1,963)	13	(1,411)	(1,571)	10
Profit after tax	3,798	2,945	29	845	1,297	(35)
Non-controlling interests	(769)	(757)	(2)	(769)	(757)	(2)
Other equity interests2	(250)	-		(250)	-
Attributable profit	2,779	2,188	27	(174)	540

Performance measures
Return on average tangible shareholders' equity2	5.9%	4.8%		(0.3%)	1.2%
Return on average shareholders' equity2	5.1%	4.1%		(0.2%)	1.0%
Cost: income ratio	70%	71%		81%	79%
Loan loss rate (bps)	46	64		46	64

Basic earnings per share2	17.3p	15.3p		(0.7p)	3.8p
Dividend per share	6.5p	6.5p		6.5p	6.5p

Balance sheet and leverage
Net tangible asset value per share				285p	283p
Net asset value per share				335p	331p
BCBS 270 leverage exposure				£1,233bn	n/a

Capital management
CRD IV fully loaded
Common equity tier 1 ratio				10.3%	9.1%
Common equity tier 1 capital				£41.5bn	£40.4bn
Tier 1 capital				£46.0bn	£42.7bn
Risk weighted assets				£402bn	£442bn
BCBS 270 leverage ratio				3.7%	n/a

Funding and liquidity
Group liquidity pool				£149bn	£127bn
Estimated CRD IV liquidity coverage ratio				124%	96%
Loan: deposit ratio3				89%	91%

Adjusted profit reconciliation
Adjusted profit before tax				5,502	4,908
Own credit				34	(220)
Goodwill impairment				-	(79)
Provisions for PPI and interest rate hedging redress				(1,110)	(2,000)
Gain on US Lehman acquisition assets1				461	259
Provision for ongoing investigations and litigation relating to Foreign Exchange				(1,250)	-
Loss on announced sale of the Spanish business				(446)	-
ESHLA valuation revision				(935)	-
Statutory profit before tax				2,256	2,868

1 2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 The profit after tax attributable to other equity holders of £250m (2013: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil). The net amount of £196m, along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders' equity and return on average shareholders' equity.

3 Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays Core and Non-Core results	Barclays Core			Barclays Non-Core
for the year ended	31.12.14	31.12.131		31.12.14	31.12.13
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	24,678	25,603	(4)	1,050	2,293	(54)
Credit impairment charges and other provisions	(2,000)	(2,171)	8	(168)	(900)	81
Net operating income	22,678	23,432	(3)	882	1,393	(37)
Operating expenses	(14,483)	(15,809)	8	(1,510)	(1,930)	22
Litigation and conduct	(251)	(173)	(45)	(198)	(268)	26
UK bank levy	(371)	(395)	6	(91)	(109)	17
Costs to achieve Transform	(953)	(671)	(42)	(212)	(538)	61
Total operating expenses	(16,058)	(17,048)	6	(2,011)	(2,845)	29
Other net income/(expense)	62	86	(28)	(51)	(110)	54
Profit/(loss) before tax	6,682	6,470	3	(1,180)	(1,562)	24
Tax (charge)/credit	(1,976)	(1,754)	(13)	272	(209)
Profit/(loss) after tax	4,706	4,716	-	(908)	(1,771)	49
Non-controlling interests	(648)	(638)	(2)	(121)	(119)	(2)
Other equity interests	(194)	-		(56)	-
Attributable profit/(loss)	3,864	4,078	(5)	(1,085)	(1,890)	43

Performance measures
Return on average tangible equity2	11.3%	14.4%		(5.4%)	(9.6%)
Average allocated tangible equity (£bn)	£35bn	£28bn		£13bn	£17bn
Return on average equity2	9.2%	11.3%		(4.1%)	(7.2%)
Average allocated equity (£bn)	£42bn	£36bn		£13bn	£17bn
Period end allocated equity (£bn)	£45bn	£39bn		£11bn	£15bn
Cost: income ratio	65%	67%		n/a	n/a
Basic earnings per share contribution	24.0p	28.5p		(6.7p)	(13.2p)

Capital management
Risk weighted assets	£327bn	£333bn		£75bn	£110bn
BCBS 270 leverage exposure	£956bn	n/a		£277bn	n/a

	31.12.14	31.12.13
Income by business	£m	£m	% Change
Personal and Corporate Banking	8,828	8,723	1
Barclaycard	4,356	4,103	6
Africa Banking	3,664	4,039	(9)
Investment Bank1	7,588	8,596	(12)
Head Office	242	142	70
Barclays Core	24,678	25,603	(4)
Barclays Non-Core	1,050	2,293	(54)
Barclays Group adjusted income	25,728	27,896	(8)

	31.12.14	31.12.13
Profit/(loss) before tax by business	£m	£m	% Change
Personal and Corporate Banking	2,885	2,233	29
Barclaycard	1,339	1,183	13
Africa Banking	984	1,049	(6)
Investment Bank1	1,377	2,020	(32)
Head Office	97	(15)
Barclays Core	6,682	6,470	3
Barclays Non-Core	(1,180)	(1,562)	24
Barclays Group adjusted profit before tax	5,502	4,908	12

1 2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Group Chief Executive Officer's Review

"Barclays today is a stronger business, with better prospects, than at any time since the financial crisis.

While our work in transforming the bank is not complete, our performance in 2014 gives us confidence that we are on the right track.

Group adjusted profit before tax increased 12% year on year. Our Personal and Corporate Banking and Barclaycard businesses continue to thrive and grow, Africa Banking has done well despite currency headwinds, and we saw encouraging performance in several areas of our Investment Bank.

We made good progress against our Transform 2016 targets during the year, notably on cost, capital, and leverage, providing further evidence that our strategy is working.

On cost, we delivered significant reductions in 2014, with operating costs reducing nearly £1.8bn, equivalent to 10% of the Group adjusted cost base excluding costs to achieve Transform. This achievement over the past twelve months, with further reductions to come in 2015, will better position Barclays to grow returns and drive sustainable competitive advantages across all of our businesses. In our Core business, the future of Barclays, adjusted Return on Equity was nearly 11% excluding costs to achieve Transform, tracking well towards the 12% plus we are targeting for 2016. Barclays Non-Core run-down is ahead of target, with RWAs reducing by nearly £35bn to £75bn, and its RoE dilution reducing from 7.2% to 4.1%.

We made substantial progress in strengthening our capital position in 2014. Our fully loaded CET1 ratio improved to 10.5%, taking into account the effect of the disposal of our Spanish business completed on 2 January 2015 and a further provision in Q4 for ongoing investigations and litigation relating to Foreign Exchange, compared to 9.1% a year ago. Equally important, our leverage ratio increased to 3.7%. This means we are now well positioned to achieve the Transform 2016 targets of greater than 11% and 4% respectively.

In terms of dividends, we declared a cash dividend of 6.5p for 2014 despite the impact of provisions for conduct items. We have a growing confidence in the capital position of the Group and continue to target a 40-50% payout ratio.

Barclays is also making steady progress on the targets in our Balanced Scorecard, implemented across the organisation for the first time this year. Specific measures across Customers and Clients, Colleagues, Conduct, Citizenship, and Company - tied directly to executive and staff appraisals and remuneration - ensure that we are delivering performance in the right way, in line with our purpose and values.

We remain focussed on addressing outstanding conduct issues, including those relating to Foreign Exchange trading. I regard the behaviour at the centre of these investigations as wholly incompatible with our values, and I share the frustration of colleagues and shareholders that matters like these continue to cast a shadow over our business. But resolving these issues is an important part of our plan for Barclays and, although it may be difficult, I expect that we will make significant progress in this area in 2015.

So despite our real progress in 2014, we still have more work to do. We are determined to build on the momentum across the Group, to continue to improve returns across our businesses, and to accelerate execution of our plans.

2015 will be a year of continued delivery for Barclays."

Antony Jenkins, Group Chief Executive

Group Finance Director's Review

Income statement
Group performance
●       Adjusted profit before tax increased 12% to £5,502m driven by improvements in PCB, Barclaycard and Non-Core, partially offset by a reduction in the Investment Bank and adverse currency movements impacting Africa Banking reported results

●       Adjusted income decreased 8% to £25,728m whilst impairment reduced 29% to £2,168m, resulting in a 5% decrease in net operating income to £23,560m

●       Total adjusted operating expenses were down 9% to £18,069m, driven by savings from Transform programmes, including a 5% net reduction in headcount, and currency movements
          - Total compensation costs decreased 8% to £8,891m, with the Investment Bank reducing 9% to £3,620m, reflecting reduced headcount, and lower deferred and current year bonus charges
          - Operating expenses excluding costs to achieve Transform were £16,904m (2013: £18,684m). Costs to achieve Transform were £1,165m (2013: £1,209m)

●       Statutory profit before tax was £2,256m (2013: £2,868m) principally reflecting an additional £1,110m (2013: £2,000m) net provision for PPI and interest rate hedging redress, a gain on US Lehman acquisition assets of £461m (2013:
         £259m), a £1,250m provision for ongoing investigations and litigation relating to Foreign Exchange, a £446m loss on the announced sale of the Spanish business, and a £935m ESHLA valuation revision

●       The effective tax rate on adjusted profit before tax decreased to 31.0% (2013: 40.0%) and on statutory profit before tax increased to 62.5% (2013: 54.8%), principally due to non-deductible expenses, including the provision for ongoing investigations and litigation relating to Foreign Exchange. Additionally, the 2013 effective tax rate included a £440m write down of deferred tax assets in Spain

●       Adjusted group attributable profit was £2,779m (2013: £2,188m), increasing the adjusted Group return on average shareholders' equity to 5.1% (2013: 4.1%)

   Core performance

●       Profit before tax increased 3% to £6,682m, as improvements in PCB and Barclaycard were partially offset by a reduction in the Investment Bank and currency movements impacting the reported results of Africa Banking

●       Income decreased 4% to £24,678m, reflecting a 12% reduction in the Investment Bank to £7,588m and a reduction in Africa Banking due to adverse currency movements, partially offset by growth in Barclaycard and PCB.
          Investment Bank Q414 income was down 7% to £1,666m relative to Q413 due to reduced client activity and lower volatility in Credit and Macro, which were down 25% and 14% respectively

●        Net interest income in PCB, Barclaycard and Africa Banking increased 4% to £11,435m driven by strong income growth in PCB and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements. This resulted in a net interest margin of 4.08% (2013: 4.02%)

●        Credit impairment charges improved 8% to £2,000m, reflecting lower impairments in PCB due to the improving UK economic environment, particularly impacting Corporate which benefitted from one-off releases and lower defaults from large UK Corporate clients, and reduced impairments in the Africa Banking South Africa mortgages portfolio. Q414 credit impairment charges increased to £573m (Q314: £509m) due to enhanced coverage for forbearance in Barclaycard

●       Total operating expenses decreased 6% to £16,058m, reflecting significant savings from Transform programmes across the businesses, partially offset by higher costs to achieve Transform of £953m (2013: £671m). Costs to achieve Transform increased in Q414 to £298m (Q314: £202m) predominantly within PCB, due to restructuring of the branch network and technology improvements to increase automation

●       Attributable profit decreased to £3,864m (2013: £4,078m), reflecting a higher effective tax rate principally due to the non-recurrence of a tax credit, which reduced the rate in 2013, and distributions to other equity holders in relation to Additional Tier 1 (AT1) instruments in 2014. Average allocated equity increased to £42bn (2013: £36bn), resulting in the Core return on equity decreasing to 9.2% (2013: 11.3%)

Non-Core performance

●      Loss before tax reduced 24% to £1,180m, reflecting:
        - Lower income of £1,050m (2013: £2,293m) following assets and securities run-down, and business disposals, partially offset by a £119m gain on sale of the UAE retail banking portfolio
        - An improvement in credit impairment charges of £732m to £168m driven by the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio and improved performance in Europe
        - A 29% reduction in total operating expenses to £2,011m reflecting savings from Transform programmes, including lower headcount and the results of the previously announced European retail restructuring, and reduced costs to achieve Transform of £212m (2013: £538m)
●      The Non-Core dilution on the Group's return on equity improved to 4.1% (2013: 7.2%) reflecting a £35bn reduction in RWAs

Balance sheet and leverage

Balance sheet
●       Total assets remained broadly in line at £1,358bn (2013: £1,344bn)
          - Derivative assets increased £90bn to £440bn, consistent with the increase in derivative liabilities of £92bn to £439bn, primarily due to an increase in interest rate derivatives as major forward interest rates reduced
          - Reverse repurchase agreements and other similar secured lending decreased £55bn to £132bn from lower matched book trading due to balance sheet deleveraging
          - Total loans and advances decreased £4bn to £470bn as lending growth in Barclaycard and PCB was partially offset by the £13bn reclassification of loans to other assets, relating to the Spanish business which was held for sale

●       Customer accounts decreased £4bn to £428bn as a result of the reclassification of £8bn in relation to the Spanish business to other liabilities, partially offset by £5bn of growth within PCB and Barclaycard

●       Total shareholders' equity including non-controlling interests was £66bn (2013: £64bn). Excluding non-controlling interests, shareholders' equity increased to £60bn (2013: £55bn), primarily reflecting a £2bn increase in other equity instruments, due to issuance of equity accounted AT1 securities to investors in exchange for the cancellation of preference shares and subordinated debt instruments, and a £2bn increase in the cash flow hedge reserve driven by gains as forward interest rates decreased

●       Net asset value per share increased to 335p (2013: 331p) and net tangible asset value per share increased to 285p (2013: 283p)

Leverage exposure
●       The Basel Committee on Banking Supervision (BCBS) 270 leverage exposure decreased £91bn to £1,233bn during Q414 primarily due to:
          - Loans and advances and other assets decreased by £52bn to £713bn primarily due to a seasonal reduction in settlement balances of £28bn and a £13bn reduction in cash balances
          - Securities Financing Transactions (SFTs) decreased £35bn to £157bn due to reductions in reverse repurchase agreements, and in SFT adjustments reflecting reduced activity in Non-Core and a seasonal reduction in trading volumes
          - The Potential Future Exposure (PFE) on derivatives decreased £16bn to £179bn mainly due to reductions in business activity and optimisations, including trade compressions and tear-ups

Capital management
●       The fully loaded CRD IV CET1 ratio increased to 10.3% (2013: 9.1%) due to a £40.6bn reduction in risk weighted assets (RWAs) to £402bn and an increase in the fully loaded CRD IV CET1 capital of £1.1bn to £41.5bn
          - The increase in CET1 capital, after absorbing £3.3bn of adjusting items, was driven by a £1.6bn increase in other qualifying reserves and a £0.6bn increase due to lower regulatory adjustments and deductions. This was partially offset by £1.2bn recognised for dividends. Including the sale of the Spanish business, completed on 2 January 2015, the fully loaded CRD IV CET1 ratio would have increased to 10.5% as at 31 December 2014
          - The RWA reduction was mainly driven by a £35bn reduction in Non-Core to £75bn reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions

●       The BCBS 270 leverage ratio increased to 3.7% (September 2014: 3.5%), reflecting a reduction in the BCBS 270 leverage exposure to £1,233bn (September 2014: £1,324bn) driven by a seasonal reduction in settlement balances and continued reductions in Non-Core exposure. Including the sale of the Spanish business, completed on 2 January 2015, the BCBS 270 leverage ratio would have increased to 3.8% as at 31 December 2014

Funding and liquidity
●       During 2014, the Group strengthened its liquidity position, building a larger surplus to its Liquidity Risk Appetite. This positions the Group well for potential rating changes as credit rating agencies assess sovereign support in
          Barclays Bank PLC's credit ratings. This resulted in an increase in the Group liquidity pool to £149bn (2013: £127bn). The estimated CRD IV Liquidity Coverage Ratio (LCR) increased to 124% (2013: 96%), equivalent to a surplus of £30bn (2013: shortfall of £6bn)

●       The Group funding profile remains stable and well diversified. Wholesale funding outstanding (excluding repurchase agreements) was £171bn (2013: £186bn). The Group was active in wholesale unsecured, secured and debt capital markets, issuing £15bn (2013: £1bn) net of early redemptions

Legal, competition and regulatory matters
●       The Group faces legal, competition and regulatory challenges, details of which are set out in note 29 of the Annual Report on pages 306-314. The extent of the impact on the Group of these matters cannot always be predicted but may materially impact our operations, financial results, conditions and prospects

●        Provisions of £1,690m (2013: £485m) are held for legal, competition and regulatory matters. Changes to these provisions and to asset values impacted by such matters during 2014 include the following:
           - A provision of £1,250m was recognised for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. This included an additional provision of £750m recognised in Q414.
           - A gain of £461m was recognised in Q314 reflecting greater certainty around the recoverability of assets not yet received from the 2008 US Lehman acquisition. This change in asset value followed a favourable ruling during
             Q314 from the US Court of Appeals for the Second Circuit

Other matters
●        A valuation revision of £935m has been recognised in Q414 against the ESHLA portfolio held at a £17.4bn fair value in Barclays Non-Core. This portfolio primarily consists of long dated fixed rate loans with strong credit quality.
           Valuation uncertainty is derived from their long-dated nature, and lack of secondary market and observable loan spreads

          The revision was due to a Q414 change in the valuation methodology, incorporating information on external parties and the factors they may take into account when valuing these assets. This is also consistent with recent industry trends changing asset valuations away from Libor-based discounting. This revision does not impact the CET1 ratio, as there was a corresponding reduction in the Prudential Valuation Adjustment (PVA) for this portfolio at year end

●        The provision for PPI redress was £1,059m (2013: £971m) following utilisation of £1,182m and the recognition of additional amounts of £1,270m. This included the recognition of an additional amount of £200m in Q414 based on an updated estimate of future redress and associated costs. The remaining provision reflects Barclays' best current estimate of future costs1

●        The provision for interest rate hedging product redress was £211m (2013: £1,169m) after utilisation of £798m and a provision release of £160m in Q314. The review is now substantially complete with redress outcomes communicated to nearly all customers covered by the redress exercise during 20141

The loss on the announced sale of the Spanish business of £446m represents a £761m impairment of assets in the Spanish businesses agreed for sale at the end of the year, partially offset by a £315m gain on related hedging instruments. Accumulated currency translation reserve losses of approximately £100m will be recognised on completion of the sale on 2 January 2015. Post completion, assets will reduce by £13.4bn, liabilities will reduce by £12.8bn and RWAs will reduce by £5.0bn. The foregone annual income from the Spanish business sold of approximately £280m will be largely offset by a £240m reduction in operating expenses

1 For further detail on customer redress provisions refer to note 27 of the Annual Report on pages 303-305.

Dividends

●         A final dividend for 2014 of 3.5p per share will be paid on 2 April 2015 resulting in a total 6.5p dividend per share for the year. Total dividends paid to ordinary shareholders increased 23% to £1,057m

Outlook

●        Although there remains uncertainty in the global macroeconomic environment, which is expected to persist through the year, we believe there will be greater clarity on regulatory requirements and several conduct issues during
           2015. Our priority is to continue strengthening the capital position of the Group, targeting a fully loaded CRD IV CET1 ratio above 11% in 2016, after taking account of any conduct items resolved

●      We expect to make further progress in 2015 on the run-down of the Non-Core unit, towards our target of £45bn risk weighted assets in 2016 (revised for completion of the sale of the Spanish business in January). Income in Non
          Core is expected to reduce significantly from 2014 levels, as seen in the fourth quarter, as businesses and portfolios are sold or run-off. We continue to expect the Non-Core dilution on the Group's return on equity in 2015 to remain within the 3% to 6% guidelines communicated previously

●       Credit quality across the Group is expected to remain consistent with recent underlying trends, reflecting broader economic factors in the markets in which the Group operates. In terms of operating expenses, we expect to drive further reductions beyond those achieved in 2014, targeting £16.3bn for the Group, excluding costs to achieve Transform (CTA), for 2015. CTA is projected to be approximately £700m for 2015 and £200m in 2016. We also expect net interest margin to be broadly stable in 2015. Based on current trends and a strong Banking pipeline, we expect Q1 2015 income for the Investment Bank to be well ahead of Q4 reported income and approaching that of Q1 2014

●       For the Group overall, we intend to build on the positive underlying momentum seen within our businesses, towards achievement of the 2016 Transform targets. We will also accelerate delivery of these targets wherever possible

Tushar Morzaria, Group Finance Director

Results by Business

Personal and Corporate Banking	Year ended	Year ended
	31.12.14	31.12.13
Income statement information	£m	£m	% Change
Net interest income	6,298	5,893	7
Net fee and commission income	2,443	2,723	(10)
Other income	87	107	(19)
Total income	8,828	8,723	1
Credit impairment charges and other provisions	(482)	(621)	22
Net operating income	8,346	8,102	3
Operating expenses	(5,005)	(5,460)	8
UK bank levy	(70)	(66)	(6)
Costs to achieve Transform	(400)	(384)	(4)
Total operating expenses	(5,475)	(5,910)	7
Other net income	14	41	(66)
Profit before tax	2,885	2,233	29
Attributable profit	2,058	1,681	22

	As at 31.12.14	As at 31.12.13
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	217.0	212.2
Total assets	285.0	278.5
Customer deposits	299.2	295.9
Risk weighted assets	120.2	118.3

Performance measures	31.12.14	31.12.13
Return on average tangible equity	15.8%	12.7%
Average allocated tangible equity (£bn)	13.1	13.2
Return on average equity	11.9%	9.7%
Average allocated equity (£bn)	17.5	17.3
Cost: income ratio	62%	68%
Loan loss rate (bps)	21	28

Analysis of total income	£m	£m	% Change
Personal	4,159	4,040	3
Corporate	3,592	3,620	(1)
Wealth	1,077	1,063	1
Total income	8,828	8,723	1

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal	136.8	133.8
Corporate	65.1	62.5
Wealth	15.1	15.9
Total loans and advances to customers at amortised cost	217.0	212.2

Analysis of customer deposits
Personal	145.8	140.5
Corporate	122.2	118.5
Wealth	31.2	36.9
Total customer deposits	299.2	295.9

2014 compared to 2013

●         Profit before tax increased 29% to £2,885m driven by 3% growth in Personal income, lower impairment due to the improving economic environment in the UK, and the continued reduction in operating expenses due to progress on the Transform strategy. This resulted in a 2.2% increase in return on average equity to 11.9%. In Personal, income increased £119m alongside significant cost reductions, with the net closure of 72 branches as part of ongoing branch network optimisation, as well as investment in the customer experience across multiple channels. Corporate increased both loans and deposits, and Wealth undertook a substantial reorganisation to reduce the number of target markets while simplifying operations

●        Total income increased 1% to £8,828m
           -    Personal income increased 3% to £4,159m due to balance growth and improved savings margins, partially offset by lower fee income
           -    Corporate income was broadly in line at £3,592m (2013: £3,620m), with balance growth in both lending and deposits, offset by margin compression
           -   Wealth income was broadly in line at £1,077m (2013: £1,063m) driven by growth in the UK business, offset by client and market exits as part of the reorganisations in the US and EU businesses, and lower fee income
           -   Net interest income increased 7% to £6,298m driven by lending and deposit growth and margin improvement. Net interest margin improved 9bps to 3.00% primarily due to the launch of a revised overdraft proposition, which recognises the majority of overdraft income as net interest income as opposed to fee income, and higher savings margins within Personal and Wealth. These factors were partially offset by lower Corporate deposit margins
           -   Net fee and commission income reduced 10% to £2,443m due to the launch of the revised overdraft proposition and lower transactional income in Wealth

●         Credit impairment charges improved 22% to £482m and the loan loss rate reduced 7bps to 21bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from one-off releases            and lower defaults from large UK Corporate clients

●         Total operating expenses reduced 7% to £5,475m reflecting savings realised from Transform programmes relating to restructuring of the branch network and technology improvements to increase automation

●         Loans and advances to customers increased 2% to £217.0bn due to mortgage growth and Corporate loan growth

●        Total assets increased 2% to £285.0bn driven by the growth in loans and advances to customers

●       Customer deposits increased to £299.2bn (2013: £295.9bn)

●        RWAs increased 2% to £120.2bn primarily driven by growth in mortgage and Corporate lending

Q414 compared to Q314

●        Profit before tax reduced 20% to £628m driven by higher costs to achieve Transform of £195m (Q314: £90m), due to restructuring of the branch network and increased spend on technology improvements, and UK bank levy of           £70m (Q314: £nil)

Barclaycard	Year ended	Year ended
	31.12.14	31.12.13
Income statement information	£m	£m	% Change
Net interest income	3,044	2,829	8
Net fee and commission income	1,286	1,256	2
Other income	26	18	44
Total income	4,356	4,103	6
Credit impairment charges and other provisions	(1,183)	(1,096)	(8)
Net operating income	3,173	3,007	6
Operating expenses	(1,727)	(1,786)	3
UK bank levy	(29)	(22)	(32)
Costs to achieve Transform	(118)	(49)
Total operating expenses	(1,874)	(1,857)	(1)
Other net income	40	33	21
Profit before tax	1,339	1,183	13
Attributable profit	938	822	14

	As at 31.12.14	As at 31.12.13
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	36.6	31.5
Total assets	41.3	34.4
Customer deposits	7.3	5.1
Risk weighted assets	39.9	35.7

Performance measures	31.12.14	31.12.13
Return on average tangible equity	19.9%	19.9%
Average allocated tangible equity (£bn)	4.7	4.1
Return on average equity	16.0%	15.5%
Average allocated equity (£bn)	5.9	5.3
Cost: income ratio	43%	45%
Loan loss rate (bps)	308	332

2014 compared to 2013

●       Profit before tax increased 13% to £1,339m. Strong growth in 2014 was delivered through a diversified consumer and merchant business model, with customer numbers increasing to 30m (2013: 26m) and asset growth across all geographies generating a 6% increase in income. Growth has been managed on a well-controlled cost base, with the business focusing on scale through insourcing of services, consolidation of sites and digitalisation, resulting          in an improvement in the cost to income ratio to 43% (2013: 45%). The business focus on risk management is reflected in stable 30-day delinquency rates and falling loan loss rates. The diversified and scaled business model has         allowed the business to deliver a strong return on average equity of 16.0% (2013: 15.5%)

●       Total income increased 6% to £4,356m reflecting growth in the UK consumer and merchant, Germany and US businesses, partially offset by depreciation of average USD against GBP

         -  Net interest income increased 8% to £3,044m driven by volume growth. Net interest margin decreased to 8.75% (2013: 8.99%) due to a change in product mix and the impact of promotional offers, particularly in the US, partially offset by lower funding costs

        -  Net fee and commission income increased 2% to £1,286m due to growth in payment volumes

●       Credit impairment charges increased 8% to £1,183m due to asset growth and enhanced coverage for forbearance. Delinquency rates remained broadly stable and the loan loss rate reduced 24bps to 308bps

●       Total operating expenses increased 1% to £1,874m driven by higher costs to achieve Transform of £118m (2013: £49m), partially offset by depreciation of average USD against GBP, VAT refunds and savings from Transform programmes, including insourcing of services, consolidation of sites and digitalisation

●       Loans and advances to customers increased 16% to £36.6bn reflecting growth across all geographies, including the impact of promotional offers and the acquisition of portfolios in the US

●      Total assets increased 20% to £41.3bn due to the increase in loans and advances to customers

●       Customer deposits increased 43% to £7.3bn driven by the deposits funding strategy in the US

●       RWAs increased 12% to £39.9bn primarily driven by the growth in loans and advances to customers

Q414 compared to Q314

-  Profit before tax reduced 41% to £213m due to an update to effective interest rate assumptions reducing Q4 income, increased impairment driven by enhanced coverage for forbearance, UK bank levy of £29m (Q314: £nil) and higher costs to achieve Transform of £50m (Q314: £32m)

Africa Banking				Constant Currency1
	Year ended	Year ended		Year ended	Year ended
	31.12.14	31.12.13		31.12.14	31.12.13
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,093	2,245	(7)	2,093	1,912	9
Net fee and commission income	1,086	1,254	(13)	1,086	1,067	2
Net trading income	250	260	(4)	250	219	14
Net premiums from insurance contracts	337	374	(10)	337	316	7
Other income	68	91	(25)	68	78	(13)
Total income	3,834	4,224	(9)	3,834	3,592	7
Net claims and benefits incurred under insurance contracts	(170)	(185)	8	(170)	(157)	(8)
Total income net of insurance claims	3,664	4,039	(9)	3,664	3,435	7
Credit impairment charges and other provisions	(349)	(479)	27	(349)	(406)	14
Net operating income	3,315	3,560	(7)	3,315	3,029	9
Operating expenses	(2,246)	(2,451)	8	(2,246)	(2,098)	(7)
UK bank levy	(45)	(42)	(7)	(45)	(42)	(7)
Costs to achieve Transform	(51)	(26)	(96)	(51)	(23)
Total operating expenses	(2,342)	(2,519)	7	(2,342)	(2,163)	(8)
Other net income	11	8	38	11	7	57
Profit before tax	984	1,049	(6)	984	873	13
Attributable profit	360	356	1	360	289	25

	As at 31.12.14	As at 31.12.13		As at 31.12.14	As at 31.12.13
Balance sheet information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	35.2	34.9		35.2	33.6
Total assets	55.5	54.9		55.5	52.8
Customer deposits	35.0	34.6		35.0	33.3
Risk weighted assets	38.5	38.0

Performance measures	31.12.14	31.12.13
Return on average tangible equity	12.9%	11.3%
Average tangible equity (£bn)	2.8	3.2
Return on average equity	9.3%	8.1%
Average equity (£bn)	3.9	4.4
Cost: income ratio	64%	62%
Loan loss rate (bps)	93	128

2014 compared to 2013

●       On a reported basis2, total income net of insurance claims decreased 9% to £3,664m and profit before tax decreased 6% to £984m. Based on average rates, the ZAR depreciated against GBP by 18% in 2014. The deterioration was          a significant contributor to the movement in the reported results of Africa Banking. The discussion of business performance below is based on results on a constant currency basis1 unless otherwise stated

●       Profit before tax increased 13% to £984m, reflecting good growth in Corporate and Investment Banking (CIB) and Retail and Business Banking (RBB). CIB experienced strong income growth, driven by the corporate banking business outside South Africa, and improved investment banking trading performance across Africa. Continued progress was made on the RBB South Africa turnaround strategy, with increased net fee and commission income growth in the second half of the year, and Wealth, Investment Management and Insurance (WIMI) delivered strong growth outside South Africa due to expansion initiatives

●      Total income net of insurance claims increased 7% to £3,664m
        -  Net interest income increased 9% to £2,093m, primarily driven by higher average loans and advances to customers in CIB and growth in customer deposits in RBB in South Africa. Net interest margin on a reported basis2             increased 14bps to 5.95% following the rise in the South African benchmark interest rate and the favourable impact of higher deposit margins, partially offset by lower rates outside South Africa

        -  Net fee and commission income increased 2% to £1,086m mainly reflecting increased RBB transactions in South Africa

●       Credit impairment charges decreased 14% to £349m and on a reported basis2 the loan loss rate improved 35bps to 93bps, driven by reduced impairments in the South Africa mortgages portfolio and business banking, partially          offset by increased impairments in the card portfolio

●       Total operating expenses increased 8% to £2,342m largely reflecting inflationary increases, resulting in higher staff costs, and increased investment spend on key initiatives, including higher costs to achieve Transform of £51m
         (2013: £23m), partially offset by savings from Transform programmes

●       Loans and advances to customers increased 5% to £35.2bn primarily driven by strong corporate banking growth across Africa in CIB and limited growth in RBB, mainly due to a modest reduction in the South Africa mortgages portfolio

●      Total assets increased 5% to £55.5bn due to the increase in loans and advances to customers

●      Customer deposits increased 5% to £35.0bn reflecting strong growth in the South African RBB business

●       RWAs increased 1% to £38.5bn on a reported basis2, primarily driven by growth in loans and advances to customers, partially offset by the depreciation of ZAR against GBP

Q414 compared to Q314

●       Profit before tax decreased 16% to £228m on a reported basis2, due to the UK bank levy of £45m (Q314: £nil) and increased costs to achieve Transform of £23m (Q314: £11m), partially offset by increased income driven by a           seasonal increase in RBB in South Africa and the appreciation of ZAR against GBP in the quarter

1 Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the year ended 31 December 2014 for the income statement and the 31 December 2014 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.

2 Reported basis represents results in GBP using actual exchange rates.

Investment Bank	Year ended	Year ended1
	31.12.14	31.12.13
Income statement information	£m	£m	% Change
Net interest income	647	393	65
Net fee and commission income	3,087	3,232	(4)
Net trading income	3,735	4,969	(25)
Net investment income	119	2
Total income	7,588	8,596	(12)
Credit impairment releases and other provisions	14	22	(36)
Net operating income	7,602	8,618	(12)
Operating expenses	(5,633)	(6,172)	9
UK bank levy	(218)	(236)	8
Costs to achieve Transform	(374)	(190)	(97)
Total operating expenses	(6,225)	(6,598)	6
Profit before tax	1,377	2,020	(32)
Attributable profit	397	1,308	(70)

	As at 31.12.14	As at 31.12.131
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost2	106.3	104.5
Trading portfolio assets	94.8	96.6
Derivative financial instrument assets	152.6	108.7
Derivative financial instrument liabilities	160.6	116.6
Reverse repurchase agreements and other similar secured lending	64.3	78.2
Total assets1	455.7	438.0
Risk weighted assets1	122.4	124.4

Performance measures	31.12.14	31.12.131
Return on average tangible equity	2.8%	8.5%
Average allocated tangible equity (£bn)	14.6	15.3
Return on average equity	2.7%	8.2%
Average allocated equity (£bn)	15.4	15.9
Cost: income ratio	82%	77%

Analysis of total income
Investment Banking fees	2,111	2,160	(2)
Lending	417	325	28
Banking	2,528	2,485	2
Credit	1,044	1,257	(17)
Equities	2,046	2,297	(11)
Macro	1,950	2,580	(24)
Markets	5,040	6,134	(18)
Banking and Markets	7,568	8,619	(12)
Other1	20	(23)
Total income	7,588	8,596	(12)

1 2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, December 2013 US Lehman acquisition assets and RWAs of £1.6bn have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

2 As at 31 December 2014 loans and advances included £86.4bn (2013: £84.1bn) of loans and advances to customers (including settlement balances of £25.8bn (2013: £33.2bn) and cash collateral of £32.2bn (2013: £25.6bn)) and loans and advances to banks of £19.9bn (2013: £20.4bn) (including settlement balances of £2.7bn (2013: £4.4bn) and cash collateral of £6.9bn (2013: £6.4bn)).

2014 compared to 2013

●       Profit before tax decreased 32% to £1,377m. The Investment Bank continues to make progress on its origination-led strategy, building on leading positions in its home markets of the UK and US, while driving cost savings and          RWA efficiencies. The business is focused on a simpler product set in Markets, which will enable it to build on existing strengths and adapt to regulatory developments. The business continued to execute this strategy despite         difficult  market-making conditions and continued low levels of activity. This has particularly impacted credit and interest rate products, resulting in an income decline across the Markets businesses. This decline was partially         offset by improved Banking performance and significant cost reductions as a result of savings from Transform programmes

●      Total income decreased 12% to £7,588m, including the impact of depreciation of average USD against GBP

         -   Banking income increased 2% to £2,528m. Investment Banking fee income decreased 2% to £2,111m driven by lower debt underwriting fees, partially offset by higher financial advisory and equity underwriting fees. Lending income increased to £417m (2013: £325m) due to lower fair value losses on hedges and higher net interest and fee income

        -    Markets income decreased 18% to £5,040m

       -    Credit decreased 17% to £1,044m driven by reduced volatility and client activity, with lower income in distressed credit, US high yield and US high grade products

       -    Equities decreased 11% to £2,046m due to declines in cash equities and equity derivatives, reflecting lower client volumes, partially offset by higher income in equity financing

       -    Macro decreased 24% to £1,950m reflecting subdued client activity in rates and lower volatility in currency markets in the first half of the year

●       Net credit impairment release of £14m (2013: £22m) arose from a number of single name exposures

●       Total operating expenses decreased 6% to £6,225m reflecting a 9% reduction in compensation costs to £3,620m, savings from Transform programmes, including business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and depreciation of average USD against GBP. This was partially offset by increased costs to achieve Transform of £374m (2013: £190m) and litigation and conduct charges

●        Loans and advances to customers and banks increased 2% to £106.3bn driven by an increase in cash collateral and lending, partially offset by a reduction in settlement balances due to reduced activity

●       Derivative financial instrument assets and liabilities increased 40% to £152.6bn and 38% to £160.6bn respectively, driven by decreases in predominantly GBP, USD and EUR forward interest rates, and strengthening of
         USD against major currencies

●       Reverse repurchase agreements and other similar secured lending decreased 18% to £64.3bn due to decreased match book trading and funding requirements

●      Total assets increased 4% to £455.7bn due to an increase in derivative financial instrument assets, partially offset by a decrease in reverse repurchase agreements and other similar secured lending, and financial assets at fair value

●      RWAs decreased 2% to £122.4bn primarily driven by risk reductions in the trading book, partially offset by the implementation of a revised credit risk model for assessing counterparty probability of default

Q414 compared to Q413

●      Total income decreased 7% to £1,666m, including the impact of appreciation of average USD against GBP

         -   Banking income was in line with prior year at £638m. Investment Banking fee income decreased 8% to £527m driven by decreased underwriting and financial advisory income. Lending income increased to £111m (Q413: £68m)
            due to lower fair value losses on hedges and higher net interest and fee income

        -    Markets income decreased 10% to £1,028m

        -    Credit decreased 25% to £173m driven by declines in distressed credit, securitised products and US high grade products

        -   Equities increased 2% to £431m due to higher income in equity financing, partially offset by declines in cash equities and equity derivatives

        -   Macro decreased 14% to £424m reflecting subdued client activity and a challenging trading environment in rates

●       Total operating expenses decreased 15% to £1,624m reflecting lower compensation costs, savings from Transform programmes, including business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and lower costs to achieve Transform of £22m (Q413: £71m). This was partially offset by appreciation of average USD against GBP

●       Profit before tax increased to £35m (Q413: loss of £137m)

Q414 compared to Q314

●       Total income was in line at £1,666m (Q314: £1,665m), including the impact of appreciation of average USD against GBP

          -   Banking income increased 17% to £638m. Investment Banking fee income increased 29% to £527m driven by increased underwriting and financial advisory income. Lending income decreased to £111m (Q314: £137m) due to fair value losses on hedges

         -   Markets income decreased 8% to £1,028m

         -   Credit decreased 32% to £173m driven by declines in securitised products, distressed credit and high grade products

         -  Equities increased 9% to £431m due to increased client activity in cash equities and equity derivatives

         -  Macro decreased 10% to £424m reflecting lower client activity and a challenging trading environment in rates

●       Total operating expenses increased 18% to £1,624m reflecting an increase due to UK bank levy of £218m (Q314: £nil), appreciation of average USD against GBP, and higher litigation and conduct charges, partially offset by lower costs to achieve Transform of £22m (Q314: £70m)

●       Profit before tax decreased to £35m (Q314: £284m)

Head Office	Year ended	Year ended
	31.12.14	31.12.13
Income statement information	£m	£m
Total income	242	142
Credit impairment releases	-	3
Net operating income	242	145
Operating expenses	(123)	(113)
UK bank levy	(9)	(29)
Costs to achieve Transform	(10)	(22)
Total operating expenses	(142)	(164)
Other net (expense)/income	(3)	4
Profit/(loss) before tax	97	(15)
Attributable profit/(loss)	112	(89)

	As at 31.12.14	As at 31.12.13
Balance sheet information	£bn	£bn
Total assets1	49.1	26.6
Risk weighted assets1	5.6	16.2
Average allocated tangible equity	(0.6)	(7.4)
Average allocated equity	(0.4)	(7.0)

1 December 2013 US Lehman acquisition assets and RWAs of £1.6bn have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

2014 compared to 2013

●       Profit before tax of £97m improved from a loss of £15m in 2013

●       Net operating income increased to £242m (2013: £145m) predominantly due to net gains of £88m from foreign exchange recycling arising from the restructure of group subsidiaries

●      Total operating expenses decreased £22m to £142m mainly due to a reduction in UK bank levy to £9m (2013: £29m), the non-recurrence of costs associated with the Salz Review and the establishment of the Transform programme          in the prior year, partially offset by increased litigation and conduct charges

●      Total assets increased £22.5bn to £49.1bn reflecting an increase in the Group liquidity pool assets

●      RWAs decreased £10.6bn to £5.6bn, including the partial settlement of the US Lehman acquisition assets and a £6.9bn revision to 2013 RWAs following full implementation of CRD IV reporting, as disclosed in the 30 June 2014
        Results Announcement

●      Negative average allocated equity reduced to £0.4bn (2013: £7.0bn) as the Group moved towards the allocation rate of 10.5% fully loaded CRD IV CET1 ratio during the year, resulting in a reduction in excess equity allocated to businesses

Q414 compared to Q314

●      Loss before tax of £9m moved from a £40m profit in Q314 primarily driven by higher operating expenses due to litigation and conduct charges, costs to achieve Transform of £8m (Q314: £nil) and UK bank levy of £9m (Q314: £nil)

Barclays Non-Core	Year ended	Year ended
	31.12.14	31.12.13
Income statement information	£m	£m	% Change
Net interest income	214	307	(30)
Net fee and commission income	466	383	22
Net trading income	120	1,327	(91)
Net investment income	164	302	(46)
Net premiums from insurance contracts	290	306	(5)
Other income/(expense)	106	(8)
Total income	1,360	2,617	(48)
Net claims and benefits incurred under insurance contracts	(310)	(324)	(4)
Total income net of insurance claims	1,050	2,293	(54)
Credit impairment charges and other provisions	(168)	(900)	81
Net operating income	882	1,393	(37)
Operating expenses	(1,708)	(2,198)	22
UK bank levy	(91)	(109)	17
Costs to achieve Transform	(212)	(538)	61
Total operating expenses	(2,011)	(2,845)	29
Other net expense	(51)	(110)	54
Loss before tax	(1,180)	(1,562)	24
Attributable loss	(1,085)	(1,890)	43

	As at 31.12.14	As at 31.12.13
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	63.9	81.9
Loans and advances to customers at fair value	18.7	17.6
Trading portfolio assets	15.9	30.7
Derivative financial instrument assets	285.4	239.3
Derivative financial instrument liabilities	277.1	228.3
Reverse repurchase agreements and other similar secured lending	49.3	104.7
Total assets	471.5	511.2
Customer deposits	21.6	29.3
Risk weighted assets	75.3	109.9

Performance measures	31.12.14	31.12.13
Return on average tangible equity impact2	(5.4%)	(9.6%)
Average allocated tangible equity (£bn)	13.2	16.8
Return on average equity impact2	(4.1%)	(7.2%)
Average allocated equity (£bn)	13.4	17.1
Period end allocated equity (£bn)	11.0	15.1

Analysis of total income net of insurance claims	£m	£m	% Change
Businesses	1,101	1,498	(27)
Securities and Loans	117	642	(82)
Derivatives	(168)	153
Total income net of insurance claims	1,050	2,293	(54)

1 As at 31 December 2014 loans and advances included £51.6bn (2013: £70.8bn) of loans and advances to customers (including settlement balances of £1.6bn (2013: £2.6bn) and cash collateral of £22.1bn (2013: £14.5bn)) and loans and advances to banks of £12.3bn (2013: £11.1bn) (including settlement balances of £0.3bn (2013: £0.8bn) and cash collateral of £11.3bn (2013: £9.5bn)).

2 Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, This does not represent the return on average equity and average tangible equity of the Non-Core business.

2014 compared to 2013

●       Loss before tax reduced 24% to £1,180m as Barclays Non-Core (BNC) made good progress in exiting and running-down certain businesses and securities during 2014. This drove a £34.6bn reduction in RWAs, making substantial progress towards the BNC target reductions as outlined in the Group Strategy Update on 8 May 2014

●      Total income net of insurance claims reduced 54% to £1,050m

        -   Businesses income reduced 27% to £1,101m due to the sale and run-down of legacy portfolio assets and the rationalisation of product offerings within the European retail business

        -   Securities and Loans income reduced 82% to £117m primarily driven by the active run-down of securities, fair value losses on wholesale loan portfolios and the non-recurrence of prior year favourable market movements on certain securitised products, partially offset by a £119m gain on the sale of the UAE retail banking portfolio

        -   Derivatives income reduced £321m to an expense of £168m reflecting the funding costs of the traded legacy derivatives portfolio and the non-recurrence of fair value gains in the prior year

●        Credit impairment charges improved 81% to £168m due to the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Spanish government subsidies in the renewable energy sector, and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio

●       Total operating expenses improved 29% to £2,011m reflecting savings from Transform programmes, including lower headcount and the results of the previously announced European retail restructuring. In addition, costs to achieve Transform reduced 61% to £212m

●       Loans and advances to banks and customers reduced 22% to £63.9bn due to a £12.9bn reclassification of loans relating to the Spanish business, which was held for sale, and a reduction in Europe retail driven by a run-off of assets

●       Trading portfolio assets reduced 48% to £15.9bn due to the sale and run-down of legacy portfolio assets

●       Derivative financial instrument assets and liabilities increased 19% to £285.4bn and 21% to £277.1bn respectively, driven by decreases in major forward interest rates

●       Total assets decreased 8% to £471.5bn with reduced reverse repurchase agreements and other similar secured lending, and trading portfolio assets, due to the run-down of legacy portfolio assets, offset by an increase in derivative financial instrument assets. BCBS 270 leverage exposure reduced to £277bn

●      RWAs decreased £34.6bn to £75.3bn and period end allocated equity decreased £5.1bn to £11.0bn, reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions

Q414 compared to Q314

●      Total income net of insurance claims reduced 94% to £22m

         -   Businesses income reduced 30% to £228m primarily driven by lower fair value gains and sale proceeds in Q314 as part of the exit strategy

         -   Securities and Loans income reduced £248m to an expense of £142m driven by the non-recurrence of a £119m gain on the sale of the UAE retail banking portfolio and fair value losses on wholesale loan portfolios

         -   Derivative income reduced 2% to an expense of £64m reflecting increased fair value losses, partially offset by a gain on disposal of commodities assets

●      Credit impairment charges improved £15m to £2m driven by impairment releases as a result of confirmation on Spanish government subsidies in the renewable energy sector and improved performance in Europe

●      Total operating expenses increased £11m to £544m due to UK bank levy of £91m (Q314: £nil), partially offset by a reduction in costs to achieve Transform to £40m (Q314: £130m)

●      Loss before tax increased £375m to £532m

Quarterly Results Summary

Barclays results by quarter1	Q414	Q314	Q214	Q114	Q413	Q313	Q213	Q113
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,018	6,378	6,682	6,650	6,639	6,445	7,078	7,734
Credit impairment charges and other provisions	(573)	(509)	(538)	(548)	(718)	(722)	(925)	(706)
Net operating income	5,445	5,869	6,144	6,102	5,921	5,723	6,153	7,028
Operating expenses	(3,942)	(3,879)	(4,042)	(4,130)	(4,500)	(4,223)	(4,282)	(4,734)
Litigation and conduct	(140)	(98)	(146)	(65)	(277)	(39)	(77)	(48)
UK bank levy	(462)	-	-	-	(504)	-	-	-
Costs to achieve Transform	(339)	(332)	(254)	(240)	(468)	(101)	(126)	(514)
Total operating expenses	(4,883)	(4,309)	(4,442)	(4,435)	(5,749)	(4,363)	(4,485)	(5,296)
Other net income/(expense)	1	30	(46)	26	19	25	(122)	54
Adjusted profit before tax	563	1,590	1,656	1,693	191	1,385	1,546	1,786

Adjusting items
Own credit	(62)	44	(67)	119	(95)	(211)	337	(251)
Provisions for PPI and interest rate hedging redress	(200)	(10)	(900)	-	-	-	(2,000)	-
Goodwill impairment	-	-	-	-	(79)	-	-	-
Gain on US Lehman acquisition assets	-	461	-	-	-	-	259	-
Provision for ongoing investigations and litigation relating to Foreign Exchange	(750)	(500)	-	-	-	-	-	-
Loss on announced sale of the Spanish business	(82)	(364)	-	-	-	-	-	-
ESHLA valuation revision	(935)	-	-	-	-	-	-	-
Statutory (loss)/profit before tax	(1,466)	1,221	689	1,812	17	1,174	142	1,535
Statutory (loss)/profit after tax	(1,381)	620	391	1,215	(514)	728	39	1,044

Attributable to:
Ordinary equity holders of the parent	(1,679)	379	161	965	(642)	511	(168)	839
Other equity holders	80	80	41	49	-	-	-	-
Non-controlling interests	218	161	189	201	128	217	207	205

Adjusted basic earnings/(loss) per share	1.3p	5.2p	5.4p	5.5p	(2.8p)	5.4p	6.2p	7.5p
Adjusted cost: income ratio	81%	68%	66%	67%	87%	68%	63%	68%
Basic (loss)/earnings per share	(10.2p)	2.4p	1.0p	6.0p	(4.5p)	3.8p	(1.2p)	6.3p
Cost: income ratio	116%	70%	82%	66%	89%	70%	85%	71%
Barclays Core1

Total income net of insurance claims	5,996	6,008	6,397	6,277	6,189	6,076	6,514	6,824
Credit impairment charges and other provisions	(571)	(492)	(456)	(481)	(542)	(554)	(558)	(517)
Net operating income	5,425	5,516	5,941	5,796	5,647	5,522	5,956	6,307
Operating expenses	(3,614)	(3,557)	(3,602)	(3,710)	(4,045)	(3,758)	(3,802)	(4,204)
Litigation and conduct	(56)	(16)	(136)	(43)	(69)	(18)	(51)	(35)
UK bank levy	(371)	-	-	-	(395)	-	-	-
Costs to achieve Transform	(298)	(202)	(237)	(216)	(365)	(84)	(64)	(158)
Total operating expenses	(4,339)	(3,775)	(3,975)	(3,969)	(4,874)	(3,860)	(3,917)	(4,397)
Other net income	9	6	27	20	15	15	13	43
Profit before tax	1,095	1,747	1,993	1,847	788	1,677	2,052	1,953

1 2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

Barclays Non-Core

Total income net of insurance claims	22	370	285	373	450	368	564	911
Credit impairment charges and other provisions	(2)	(17)	(82)	(67)	(176)	(168)	(367)	(189)
Net operating income	20	353	203	306	274	200	197	722
Operating expenses	(329)	(321)	(441)	(419)	(456)	(464)	(481)	(529)
Litigation and conduct	(83)	(82)	(10)	(23)	(208)	(21)	(26)	(13)
UK bank levy	(91)	-	-	-	(109)	-	-	-
Costs to achieve Transform	(41)	(130)	(17)	(24)	(103)	(17)	(62)	(356)
Total operating expenses	(544)	(533)	(468)	(466)	(876)	(502)	(569)	(898)
Other net (expense)/income	(8)	23	(72)	6	4	10	(135)	11
Loss before tax	(532)	(157)	(337)	(154)	(598)	(292)	(507)	(165)

Personal and Corporate Banking
Personal	1,045	1,061	1,027	1,026	1,037	1,033	1,018	952
Corporate	922	902	889	879	866	956	911	887
Wealth	264	273	272	268	263	263	263	274
Total income	2,231	2,236	2,188	2,173	2,166	2,252	2,192	2,113
Credit impairment charges and other provisions	(123)	(129)	(95)	(135)	(169)	(153)	(165)	(134)
Net operating income	2,108	2,107	2,093	2,038	1,997	2,099	2,027	1,979
Operating expenses	(1,219)	(1,232)	(1,256)	(1,298)	(1,388)	(1,318)	(1,378)	(1,376)
UK bank levy	(70)	-	-	-	(66)	-	-	-
Costs to achieve Transform	(195)	(90)	(58)	(57)	(219)	(73)	(55)	(37)
Total operating expenses	(1,484)	(1,322)	(1,314)	(1,355)	(1,673)	(1,391)	(1,433)	(1,413)
Other net income	4	4	1	5	3	1	7	30
Profit before tax	628	789	780	688	327	709	601	596

Barclaycard
Total income	1,109	1,123	1,082	1,042	1,034	1,050	1,030	989
Credit impairment charges and other provisions	(362)	(284)	(268)	(269)	(266)	(290)	(272)	(268)
Net operating income	747	839	814	773	768	760	758	721
Operating expenses	(456)	(449)	(420)	(402)	(457)	(455)	(424)	(450)
UK bank levy	(29)	-	-	-	(22)	-	-	-
Costs to achieve Transform	(50)	(32)	(23)	(13)	(38)	(6)	(5)	-
Total operating expenses	(535)	(481)	(443)	(415)	(517)	(461)	(429)	(450)
Other net income	1	4	25	10	5	12	7	9
Profit before tax	213	362	396	368	256	311	336	280

Africa Banking
Total income net of insurance claims	963	928	895	878	980	1,004	1,016	1,039
Credit impairment charges and other provisions	(79)	(74)	(100)	(96)	(104)	(101)	(131)	(143)
Net operating income	884	854	795	782	876	903	885	896
Operating expenses	(591)	(573)	(545)	(537)	(616)	(605)	(597)	(633)
UK bank levy	(45)	-	-	-	(42)	-	-	-
Costs to achieve Transform	(23)	(11)	(8)	(9)	(15)	(2)	(9)	-
Total operating expenses	(659)	(584)	(553)	(546)	(673)	(607)	(606)	(633)
Other net income	3	2	2	4	-	3	4	1
Profit before tax	228	272	244	240	203	299	283	264

Investment Bank
Investment Banking fees	527	410	661	513	571	526	488	575
Lending	111	137	66	103	68	42	141	74
Banking	638	547	727	616	639	568	629	649
Credit	173	255	270	346	231	308	239	479
Equities	431	395	629	591	421	524	750	602
Macro	424	470	504	552	494	457	689	940
Markets	1,028	1,120	1,403	1,489	1,146	1,289	1,678	2,021
Banking and Markets	1,666	1,667	2,130	2,105	1,785	1,857	2,307	2,670
Other	-	(2)	24	(2)	(3)	(6)	(7)	(7)
Total income	1,666	1,665	2,154	2,103	1,782	1,851	2,300	2,663
Credit impairment (charges)/releases and other provisions	(7)	(5)	7	19	(6)	(10)	10	28
Net operating income	1,659	1,660	2,161	2,122	1,776	1,841	2,310	2,691
Operating expenses	(1,384)	(1,306)	(1,442)	(1,501)	(1,606)	(1,373)	(1,429)	(1,764)
UK bank levy	(218)	-	-	-	(236)	-	-	-
Costs to achieve Transform	(22)	(70)	(152)	(130)	(71)	(3)	-	(116)
Total operating expenses	(1,624)	(1,376)	(1,594)	(1,631)	(1,913)	(1,376)	(1,429)	(1,880)
Profit/(loss) before tax	35	284	567	491	(137)	465	881	811

Head Office
Total income/(expense)	27	56	78	81	227	(81)	(24)	20
Credit impairment releases	-	-	-	-	3	-	-	-
Net operating income/(expense)	27	56	78	81	230	(81)	(24)	20
Operating expenses	(19)	(13)	(76)	(15)	(47)	(25)	(25)	(16)
UK bank levy	(9)	-	-	-	(29)	-	-	-
Costs to achieve Transform	(8)	-	5	(7)	(22)	-	5	(5)
Total operating expenses	(36)	(13)	(71)	(22)	(98)	(25)	(20)	(21)
Other net (expense)/income	-	(3)	(1)	1	7	(1)	(5)	3
(Loss)/profit before tax	(9)	40	6	60	139	(107)	(49)	2

Performance Management

Returns and equity by business

Returns on average equity and average tangible equity are calculated as profit for the year attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of coupons on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Allocated equity has been calculated as 10.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The excess of allocated Group equity, caused by the fully loaded CRD IV CET1 ratio being below 10.5% on average in the period, is allocated as negative equity to Head Office. Allocated tangible equity is calculated using the same method, but excludes goodwill and intangible assets.

For Africa Banking, the equity used for return on average equity is Barclays' share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays' goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis, but excludes both the Barclays' goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

	Year ended	Year ended
	31.12.14	31.12.131
Return on average equity	%	%
Personal and Corporate Banking	11.9	9.7
Barclaycard	16.0	15.5
Africa Banking	9.3	8.1
Investment Bank	2.7	8.2
Barclays Core excluding Head Office	8.9	9.7
Head Office impact2	0.3	1.6
Barclays Core	9.2	11.3
Barclays Non-Core impact2	(4.1)	(7.2)
Barclays Group adjusted total	5.1	4.1

	Year ended	Year ended
	31.12.14	31.12.131
Return on average tangible equity	%	%
Personal and Corporate Banking	15.8	12.7
Barclaycard	19.9	19.9
Africa Banking	12.9	11.3
Investment Bank	2.8	8.5
Barclays Core excluding Head Office	10.8	11.6
Head Office impact2	0.5	2.8
Barclays Core	11.3	14.4
Barclays Non-Core impact2	(5.4)	(9.6)
Barclays Group adjusted total	5.9	4.8

1 2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

	Year ended	Year ended
	31.12.14	31.12.131
Profit/(loss) attributable to ordinary equity holders of the parent2	£m	£m
Personal and Corporate Banking	2,075	1,681
Barclaycard	943	822
Africa Banking	360	356
Investment Bank	415	1,308
Head Office	112	(89)
Barclays Core	3,905	4,078
Barclays Non-Core	(1,072)	(1,890)
Barclays Group adjusted total	2,833	2,188

	Year ended	Year ended
	31.12.14	31.12.13
Average Allocated Equity	£bn	£bn
Personal and Corporate Banking	17.5	17.3
Barclaycard	5.9	5.3
Africa Banking	3.9	4.4
Investment Bank	15.4	15.9
Head Office3	(0.4)	(7.0)
Barclays Core	42.3	35.9
Barclays Non-Core	13.4	17.1
Barclays Group adjusted total	55.7	53.0

	Year ended	Year ended
	31.12.14	31.12.13
Average Allocated Tangible Equity	£bn	£bn
Personal and Corporate Banking	13.1	13.2
Barclaycard	4.7	4.1
Africa Banking	2.8	3.2
Investment Bank	14.6	15.3
Head Office3	(0.6)	(7.4)
Barclays Core	34.6	28.4
Barclays Non-Core	13.2	16.8
Barclays Group adjusted total	47.8	45.2

	Year ended	Year ended
	31.12.14	31.12.13
Period End Allocated Equity	£bn	£bn
Personal and Corporate Banking	17.9	17.3
Barclaycard	6.2	5.4
Africa Banking	4.0	3.8
Investment Bank	14.7	14.6
Head Office3	2.1	(2.1)
Barclays Core	44.9	39.0
Barclays Non-Core	11.0	15.1
Barclays Group adjusted total	55.9	54.1

1 2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

2 The profit after tax attributable to other equity holders of £250m (2013: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil) allocated across the businesses. The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders' equity and return on average shareholders' equity. Hence, 2014 attributable profit of £2,779m has been adjusted for the tax credit recorded in reserves of £54m (2013: £nil).

3 Includes risk weighted assets and capital deductions in Head Office, plus the residual balance of ordinary shareholders' equity and tangible ordinary shareholders' equity.

Margins and balances
	Year ended 31.12.14			Year ended 31.12.13
	Net Interest Income	Average Customer Assets	Net Interest Margin	Net Interest Income	Average Customer Assets	Net Interest Margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	6,298	210,026	3.00	5,893	202,497	2.91
Barclaycard	3,044	34,776	8.75	2,829	31,459	8.99
Africa Banking	2,093	35,153	5.95	2,245	38,640	5.81
Total Personal and Corporate Banking, Barclaycard and Africa Banking	11,435	279,955	4.08	10,967	272,596	4.02
Investment Bank	647			393
Head Office and Other Operations	(216)			(67)
Barclays Core	11,866			11,293
Barclays Non-Core	214			307
Total Net Interest Income	12,080			11,600

●      Total PCB, Barclaycard and Africa Banking net interest income increased 4% to £11.4bn due to:

         -   An increase in average customer assets to £280.0bn (2013: £272.6bn) with growth in PCB mortgages and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP

         -  Net interest margin increased 6bps to 4.08% primarily due to higher savings margins in PCB and in Africa following the rise in the South African benchmark interest rate and the favourable impact of higher deposit margins. This was partially offset by a decrease in Barclaycard due to the impact of promotional offers and a change in product mix

●       Group net interest income increased to £12.1bn (2013: £11.6bn) including structural hedge contributions of £1.6bn (2013: £1.6bn). Equity structural hedge income increased as the weighted average life of the hedge was extended.
         This was offset by lower product structural hedges driven by the maintenance of the hedge in a continuing low rate environment

Quarterly analysis for PCB, Barclaycard and Africa Banking	Quarter ended 31.12.14
	Net Interest Income	Average Customer Assets	Net Interest Margin
	£m	£m	%
Personal and Corporate Banking	1,619	212,444	3.02
Barclaycard	757	36,932	8.13
Africa Banking	546	36,465	5.94
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,922	285,841	4.06

	Quarter ended 30.09.14
Personal and Corporate Banking	1,622	210,859	3.05
Barclaycard	787	35,308	8.84
Africa Banking	540	35,026	6.12
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,949	281,193	4.16

	Quarter ended 30.06.14
Personal and Corporate Banking	1,529	209,040	2.93
Barclaycard	754	33,904	8.92
Africa Banking	504	34,660	5.83
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,787	277,604	4.03

	Quarter ended 31.03.14
Personal and Corporate Banking	1,528	207,433	2.99
Barclaycard	746	32,911	9.19
Africa Banking	503	34,488	5.91
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,777	274,832	4.10

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below to show the charge for performance costs. The table also shows the other elements of compensation and staff costs.

	Barclays Group			Investment Bank1
	Year ended	Year ended		Year ended	Year ended
	31.12.14	31.12.13		31.12.14	31.12.13
	£m	£m	% Change	£m	£m	% Change
Incentive awards granted
Current year bonus	885	957	8	381	411	7
Deferred bonus	757	1,140	34	634	921	31
Commissions, commitments and other incentives	218	281	22	38	46	17
Total incentive awards granted	1,860	2,378	22	1,053	1,378	24

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted in current year	(757)	(1,140)	34	(634)	(921)	31
Add: current year charges for deferred bonuses from previous years	1,067	1,147	7	854	933	8
Other2	(108)	169		12	99	88
Income statement charge for performance costs	2,062	2,554	19	1,285	1,489	14

Other income statement charges:
Salaries3	4,998	4,981	-	1,749	1,787	2
Social security costs	659	715	8	268	294	9
Post retirement benefits	624	688	9	120	151	21
Allowances and trading incentives	170	211	19	64	86	26
Other compensation costs	378	467	19	134	171	22
Total compensation costs4	8,891	9,616	8	3,620	3,978	9

Other resourcing costs5	2,114	2,539	17	466	530	12

Total staff costs	11,005	12,155	9	4,086	4,508	9

Compensation as % of adjusted net income	37.7%	38.7%		47.6%	46.2%
Compensation as % of adjusted income	34.6%	34.5%		47.7%	46.3%

1 Investment Bank other compensation costs included allocations from Head Office and net recharges relating to compensation costs incurred in the Investment Bank but charged to other businesses and charges from other businesses to the Investment Bank.

2 Difference between incentive awards granted and income statement charge for commissions, commitments and other long-term incentives.

3 Salaries include role based pay and fixed pay allowances.

4 In addition, £250m of Group compensation (2013: £346m) was capitalised as internally generated software.

5 Other resourcing costs include outsourcing, redundancy and restructuring costs and other temporary staff costs.

For further detail on remuneration refer to the Remuneration Report on pages 77-110 of the Annual Report

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected2
	Year ended	Year ended	Year ended	2016 and
	31.12.13	31.12.14	31.12.15	beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2011 and earlier bonus pools	621	202	18	-
Deferred bonuses from 2012 bonus pool	526	286	106	15
Deferred bonuses from 2013 bonus pool	-	579	294	145
Deferred bonuses from 2014 bonus pool	-	-	421	304
Income statement charge for deferred bonuses	1,147	1,067	839	464

Investment Bank
Deferred bonuses from 2011 and earlier bonus pools	480	172	15	-
Deferred bonuses from 2012 bonus pool	453	226	84	12
Deferred bonuses from 2013 bonus pool	-	456	232	113
Deferred bonuses from 2014 bonus pool	-	-	362	249
Income statement charge for deferred bonuses	933	854	693	374

1 The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.

2 Does not include the impact of grants which will be made in 2015 and 2016.

Funding Risk - Liquidity

Whilst Barclays has a comprehensive framework for managing the Group's liquidity risks, liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to Barclays Group.

Liquidity stress testing

Barclays manages the Group's liquidity position against the Group's internally defined Liquidity Risk Appetite (LRA) and regulatory metrics, such as the Individual Liquidity Guidance (ILG) provided by the PRA, and the CRD IV Liquidity Coverage Ratio (LCR). As at 31 December 2014, the Group held eligible liquid assets in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR.

Compliance with internal and regulatory stress tests	Barclays' LRA (30 day Barclays specific requirement)1	Estimated CRD IV LCR
	£bn	£bn
Eligible liquidity buffer	149	153
Net stress outflows	(120)	(123)
Surplus	29	30

Liquidity pool as a percentage of anticipated net outflows as at 31 December 2014	124%	124%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2013	104%	96%

1 Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 124% (2013: 104%). This compares to 135% (2013: 127%) under the 90 day market-wide scenario and 127%
   (2013: 112%) under the 30 day combined scenario.

During the period, the Group strengthened its liquidity position, building a larger surplus to its internal and regulatory stress requirements which position it well for potential rating changes as credit rating agencies assess sovereign support in Barclays Bank PLC's credit ratings.

Barclays plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, whilst considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Barclays estimated its Net Stable Funding Ratio (NSFR) at 102% (2013: 94%) based on the final NSFR guidelines published by the BCBS in October 2014.

Liquidity pool

	Liquidity pool 31.12.2014	Liquidity pool of which PRA eligible1	Liquidity pool of which CRD IV LCR-eligible2		Liquidity pool 31.12.2013
			Level 1	Level 2A
As at 31.12.2014	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks3	37	36	34	2	43

Government bonds4
AAA rated	73	72	73	-	52
AA+ to AA- rated	12	11	12	-	9
Other government bonds	-	-	-	-	1
Total Government bonds	85	83	85	-	62

Other
Supranational bonds and multilateral development banks	9	3	9	-	3
Agencies and agency mortgage-backed securities	11	-	5	5	10
Covered bonds (rated AA- and above)	3	-	3	-	6
Other	4	-	-	-	3
Total other	27	3	17	5	22

Total as at 31 December 2014	149	122	136	7
Total as at 31 December 2013	127	104	109	11

The Group liquidity pool was £149bn at year end (2013: £127bn). During 2014, the month-end liquidity pool ranged from £134bn to £156bn (2013: £127bn to £157bn), and the month-end average balance was £145bn (2013: £144bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements.

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2014, 92% (2013: 90%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

Deposit funding
	As at 31.12.2014			As at 31.12.13
Funding of loans and advances to customers (including BAGL)	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
	£bn	£bn	%	%
Personal and Corporate banking	217	299
Barclaycard	37	7
Africa Banking	35	35
Non-Core (retail)	20	8
Total Retail funding	309	349	89%	91

Investment Bank, Non-Core (wholesale) and other	119	79
Total	428	428	100%	101

1 £122bn (2013: £104bn) of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £12bn (2013: £9bn) of Level 2 assets available, as per PRA's announcement in August 2013 that certain assets specified by PRA as
   Level 2 assets can be used on a transitional basis.

2 The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by CRD IV .

3 Of which over 95% (2013: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

4 Of which over 95% (2013: over 85%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

PCB, Barclaycard, Africa Banking and Non-Core (retail) are largely funded by customer deposits. The loan to deposit ratio for these businesses was 89% (2013: 91%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The Investment Bank is funded with wholesale liabilities and does not rely on customer deposit funding from these businesses. The loan to deposit ratio for the Group was broadly unchanged at 100% (2013: 101%).

As at 31 December 2014, £128bn (2013: £122bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £4bn (2013: £3bn) of other liabilities insured or guaranteed by governments.

Wholesale funding

Composition of wholesale funding

Total wholesale funding outstanding (excluding repurchase agreements) was £171bn (2013: £186bn). £75bn (2013: £82bn) of wholesale funding matures in less than one year of which £22bn2 (2013: £23bn) relates to term funding.

Outstanding wholesale funding comprised of £33bn (2013: £35bn) secured funding and £138bn (2013: £151bn) unsecured funding.

In preparation for a Single Point of Entry resolution model, Barclays has started to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company. The Group expects to refinance most debt capital and term senior unsecured debt out of Barclays PLC over time.

Maturity profile of wholesale funding1	≤ 1 month	1-3 months	3-6 months	6-9 months	9-12 months	≤ 1 year	1-2 years	2-5 years	≥ 5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC
Senior unsecured (Public benchmark)	-	-	-	-	-	-	-	1.3	0.8	2.1
Subordinated liabilities	-	-	-	-	-	-	-	-	0.8	0.8
Barclays Bank PLC
Deposits from Banks	9.2	5.7	0.9	0.5	0.3	16.6	0.2	0.1	0.2	17.1
Certificates of Deposit and Commercial Paper	0.8	5.6	7.8	6.0	4.0	24.2	0.6	2.0	0.6	27.4
Asset Backed Commercial Paper	1.0	4.4	0.2	-	-	5.6	-	-	-	5.6
Senior unsecured (Public benchmark)	-	2.0	0.7	1.1	-	3.8	2.7	7.9	5.1	19.5
Senior unsecured (Privately placed)3	0.6	1.8	3.3	3.8	2.0	11.5	7.2	13.3	12.6	44.6
Covered bonds/ABS	2.7	2.0	0.7	1.6	0.2	7.2	2.2	7.5	6.0	22.9
Subordinated liabilities	-	0.1	-	-	-	0.1		2.9	16.7	19.7
Other4	2.5	1.6	0.8	0.5	1.0	6.4	1.1	1.6	2.6	11.7
Total as at 31 December 2014	16.8	23.2	14.4	13.5	7.5	75.4	14.0	36.6	45.4	171.4
Of which secured	5.3	7.8	1.7	1.9	0.3	17.0	2.7	7.6	6.0	33.3
Of which unsecured	11.5	15.4	12.7	11.6	7.2	58.4	11.3	29.0	39.4	138.1
Total as at 31 December 2013	20.3	24.0	15.5	15.9	6.3	82.0	27.1	33.8	42.6	185.5
Of which secured	4.6	3.7	1.4	3.5	0.7	13.9	7.3	6.5	7.2	34.9
Of which unsecured	15.7	20.3	14.1	12.4	5.6	68.1	19.8	27.3	35.4	150.6

Outstanding wholesale funding includes £45bn (2013: £50bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £74bn (2013: £45bn).

The average maturity of wholesale funding net of the liquidity pool was at least 105 months (2013: 69 months).

Term financing

The Group issued £15bn (2013: £1bn) of term funding net of early redemptions during 2014. In addition, the Group raised £6bn through participation in the Bank of England's Funding for Lending Scheme. Barclays has £23bn of term funding maturing in 2015 and £13bn in 20165.

The Group expects to continue issuing public wholesale debt in 2015, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

1 The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England's Funding for Lending Scheme. Included within deposits from banks are £1bn of liabilities drawn in the European Central Bank's 3 year LTRO.

2 Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.

3 Includes structured notes of £35bn, £9bn of which matures within one year.

4 Primarily comprised of fair value deposits £5bn and secured financing of physical gold £5bn.

5 Includes £1bn of bilateral secured funding in 2015 and £1bn in 2016.

Credit ratings

The credit ratings of most financial institutions, including Barclays, currently benefit from sovereign support notches to reflect the historic propensity for governments to support systemically important banks. As regulation has evolved, credit rating agencies have communicated their intention to remove part or all of this support over time.

In line with this intent, on 3 February 2015, S&P took action to remove government support notches from certain U.K. and Swiss bank non-operating holding companies, including Barclays PLC, the holding company of Barclays. This resulted in a downgrade of Barclays PLC by two notches to BBB/A-2 with stable outlook as they believe that the prospect of extraordinary government support to its senior creditors is now unlikely. S&P also placed the long- and short-term ratings of most UK, German and Austrian bank operating companies, including Barclays Bank PLC (A/A-1) and its subsidiaries and branches, the counterparties for customer and client relationships, on 'CreditWatch with negative implications' as they assess how the legislative bail-in powers may operate for bank operating companies in practice.

Funding Risk - Capital

CRD IV capital

The Capital Requirements Regulation (CRR) and Capital Requirements Directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA's rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules.

	As at	As at	As at
Capital ratios	31.12.14	30.09.14	31.12.13
Fully Loaded Common Equity Tier 1	10.3%	10.2%	9.1%
PRA Transitional Common Equity Tier 11,2	10.2%	10.0%	9.1%
PRA Transitional Tier 12,3	13.0%	12.9%	11.3%
PRA Transitional Total Capital2,3	16.5%	16.4%	15.0%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non controlling interests) per the balance sheet	59,567	59,571	55,385
Less other equity instruments (recognised as AT1 capital)	(4,322)	(4,317)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(615)	(787)	(640)

Minority interests (amount allowed in consolidated CET1)	1,227	1,182	1,238

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(2,199)	(2,641)	(2,479)
Goodwill and intangible assets	(8,127)	(7,953)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,080)	(945)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges	(1,814)	(617)	(270)
Excess of expected losses over impairment	(1,772)	(1,914)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit	658	581	600
Other regulatory adjustments	(45)	(88)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(25)	(27)	(496)
Fully loaded CET1 capital	41,453	42,045	40,387
Regulatory adjustments relating to unrealised gains	(583)	(604)	(180)
PRA Transitional CET1 capital	40,870	41,441	40,207

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	4,322	4,317	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,870	7,549	9,726
Less instruments issued by subsidiaries subject to phase out	-	(106)	(1,849)
Other regulatory adjustments and deductions	-	(6)	-
Transitional Additional Tier 1 capital	11,192	11,754	9,940
PRA Transitional Tier 1 capital	52,062	53,195	50,147

Tier 2 (T2) capital
Capital instruments and related share premium accounts	800	771	-
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,529	13,856	16,834
Less instruments issued by subsidiaries subject to phase out	-	-	(522)
Other regulatory adjustments and deductions	(48)	(93)	(12)
PRA Transitional Total regulatory capital	66,343	67,729	66,447

Risk weighted assets	401,900	412,892	442,471

1 The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' Tier 2 Contingent Capital Notes was 12.3% based on £49.6bn of transitional CRD IV CET1 capital and £402bn RWAs.

2 The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.

3 As at 31 December 2014, Barclays' fully loaded Tier 1 capital was £46,020m, and the fully loaded Tier 1 ratio was 11.5%. Fully loaded total regulatory capital was £61,763m and the fully loaded total capital ratio was 15.4%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

Movement in fully loaded Common Equity Tier 1 (CET1) capital	Three months	Twelve months
	ended	ended
	31.12.14	31.12.14
	£m	£m
Opening CET1 capital	42,045	40,387

(Loss)/profit for the period	(1,599)	76
Movement in own credit	77	58
Movement in dividends	(55)	(1,228)
Retained regulatory capital generated from earnings	(1,577)	(1,094)

Movement in reserves - net impact of share awards	171	706
Movement in available for sale reserves	(24)	414
Movement in currency translation reserves	718	560
Movement in retirement benefits	(145)	205
Other reserves movements	(100)	(329)
Movement in other qualifying reserves	620	1,556

Minority interests	45	(11)
Additional value adjustments (PVA)	442	280
Goodwill and intangible assets	(174)	(509)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(135)	(35)
Excess of expected loss over impairment	142	334
Direct and indirect holdings by an institution of own CET1 instruments	2	471
Other regulatory adjustments	43	74
Movement in regulatory adjustments and deductions:	365	604

Closing CET1 capital	41,453	41,453

●      The fully loaded CRD IV CET1 ratio increased significantly during the period to 10.3% (2013: 9.1%) reflecting an increase in CET1 capital of £1.1bn to £41.5bn, after absorbing £3.3bn of adjusting items, and a £40.6bn decrease in
         RWAs to £401.9bn. The improvement reflects progress made in execution of the Group strategy and good progress towards the 2016 Transform target in excess of 11%. Including the sale of the Spanish business, completed on 2
         January 2015, the fully loaded CRD IV CET1 ratio would have increased to 10.5% as at 31 December 2014

●      Material movements in CET1 capital included:

         -  a £1.2bn decrease recognised for dividends paid and foreseen;

         -  a £0.6bn increase due to movements in the currency translation reserve primarily driven by the strengthening of USD against GBP;

         -  a £0.4bn increase due to gains in the available for sale reserve; and

●       A £0.6bn increase due to lower regulatory adjustments and deductions, with decreased deductions of £0.5bn for holdings of own CET1 instruments, £0.3bn for expected loss over impairment and £0.3bn for PVA, partially offset          by a £0.5bn increase in the deduction for goodwill and intangibles. The reduction in PVA results principally from the £0.9bn adjustment to the balance sheet valuation of the ESHLA portfolio
●      Transitional total capital decreased by £0.1bn to £66.3bn largely due to capital redemptions in the period of €1bn non-cumulative callable preference shares and €1bn callable fixed/floating rate subordinated notes (T2         capital). These decreases were offset by the increase in fully loaded CET1 capital and a T2 capital issuance of $1.25bn of fixed rate subordinated notes

Risk weighted assets by risk type and business
	Credit risk		Counterparty credit risk1		Market risk2		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Std	IMA
As at 31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m
Personal and Corporate Banking	32,657	70,080	238	1,049	26	-	16,176	120,226
Barclaycard	15,910	18,492	-	-	-	-	5,505	39,907
Africa Banking	9,015	21,794	10	562	948	588	5,604	38,521
Investment Bank	5,773	36,829	13,739	11,781	18,179	16,480	19,621	122,402
Head Office	506	2,912	234	62	7	521	1,326	5,568
Total Core	63,861	150,107	14,221	13,454	19,160	17,589	48,232	326,624
Barclays Non-Core	10,679	19,416	3,023	18,406	2,236	13,088	8,428	75,276
Total risk weighted assets	74,540	169,523	17,244	31,860	21,396	30,677	56,660	401,900

As at 31 December 2013
Personal and Corporate Banking	30,750	71,635	174	649	57	-	15,020	118,285
Barclaycard	14,357	15,676	-	-	-	-	5,627	35,660
Africa Banking	7,435	21,807	9	529	494	935	6,837	38,046
Investment Bank	3,681	33,215	11,200	19,511	21,756	16,921	18,096	124,380
Head Office	251	7,760	411	1,747	3,612	1,356	1,089	16,226
Total Core	56,474	150,093	11,794	22,436	25,919	19,212	46,669	332,597
Barclays Non-Core	19,120	29,677	5,152	20,709	7,819	19,755	7,642	109,874
Total risk weighted assets	75,594	179,770	16,946	43,145	33,738	38,967	54,311	442,471

Movement analysis of risk weighted assets
	Credit	Counterparty	Market	Operational	Total
	risk	credit risk1	risk2	risk	RWAs
	£bn	£bn	£bn	£bn	£bn
As at 1 January 2014	255.4	60.1	72.7	54.3	442.5
Book size	14.4	(16.0)	(15.8)	-	(17.4)
Acquisition and disposals	(12.9)	(0.3)	(1.3)	-	(14.5)
Book quality	(4.4)	(2.1)	1.2	-	(5.3)
Model updates	6.0	3.5	(1.0)	3.4	11.9
Methodology and policy	(10.6)	1.3	(3.6)	-	(12.9)
Foreign exchange movements3	(0.5)	-	-	(1.0)	(1.5)
Other	(3.4)	2.6	(0.1)	-	(0.9)
As at 31 December 2014	244.0	49.1	52.1	56.7	401.9

1 RWAs in relation to default fund contributions are included in counterparty credit risk.

2 RWAs in relation to CVA are included in market risk.

3 Foreign exchange movements do not include movements for counterparty credit risk or market risk.

●       RWAs decreased £40.6bn to £401.9bn reflecting the following:

          -  Book size decreased £17.4bn driven by trading book risk reductions within the Investment Bank and Non-Core, partially offset by growth in loans and advances to customers in PCB and Barclaycard

          -  Acquisitions and disposals decreased £14.5bn primarily driven by Non-Core disposals. The sale of the Spanish business, completed on 2 January 2015, would have decreased RWAs by a further £5.0bn

          -  Book quality decreased £5.3bn due to improvements in underlying Investment Bank and PCB exposure risk profiles

          -  Model updates increased £11.9bn, primarily driven by the implementation of a revised credit risk model for assessing the probability of counterparty default

          -  Methodology and policy decreased £12.9bn due to regulatory changes in the treatment of high quality liquidity pool assets

          -  Foreign exchange movements decreased £1.5bn due to the depreciation of ZAR and EUR against GBP, partially offset by the appreciation of USD against GBP

Leverage ratio requirements

The leverage exposure below has been prepared in line with the PRA's revised Supervisory Statement SS3/13 which requires the exposure measure to be calculated on a BCBS 270 basis and Barclays to meet a 3% end point Tier 1 leverage ratio.

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel 3 leverage ratio. The European Commission is implementing the amendments into the CRR via a delegated act which came into force from January 2015. Barclays does not believe that there is a material difference between the BCBS 270 leverage ratio and a leverage ratio calculated in accordance with the delegated act.

At 31 December 2014 Barclays BCBS 270 leverage ratio was 3.7%, which is in line with the expected minimum fully loaded requirement outlined by the Financial Policy Committee (FPC).

BCBS 270 leverage ratio
	As at 31.12.14	As at 30.09.14	As at 30.06.14
Leverage exposure	£bn	£bn	£bn
Accounting assets
Derivative financial instruments	440	383	333
Cash collateral	73	60	60
Reverse repurchase agreements	132	158	172
Loans and advances and other assets	713	765	750
Total IFRS assets	1,358	1,366	1,315

Regulatory consolidation adjustments	(8)	(8)	(8)

Derivatives adjustments
Derivatives netting	(395)	(345)	(298)
Adjustments to cash collateral	(53)	(42)	(31)
Net written credit protection	27	28	29
Potential Future Exposure on derivatives	179	195	195
Total derivatives adjustments	(242)	(164)	(105)

Securities financing transactions (SFTs) adjustments	25	34	56

Regulatory deductions and other adjustments	(15)	(14)	(10)
Weighted off balance sheet commitments	115	110	105

Total fully loaded leverage exposure	1,233	1,324	1,353

Fully loaded CET1 capital	41.5	42.0	40.8
Fully loaded AT1 capital	4.6	4.6	4.6
Fully loaded Tier 1 capital	46.0	46.6	45.4

Fully loaded leverage ratio	3.7%	3.5%	3.4%

●         Leverage exposures during Q414 decreased by £91bn to £1,233bn:

            -  Loans and advances and other assets decreased by £52bn to £713bn primarily due to a seasonal reduction in settlement balances of £28bn and a £13bn reduction in cash balances

            -  SFTs decreased £35bn to £157bn driven by a £26bn reduction in IFRS reverse repurchase agreements and £9bn in SFT adjustments, reflecting deleveraging in Non-Core and a seasonal reduction in trading volumes

            -  Total derivative exposures1 decreased £8bn due to a £16bn reduction in the potential future exposure (PFE), partially offset by an increase in IFRS derivatives and cash collateral

                 -    PFE on derivatives decreased £16bn to £179bn mainly due to reductions in business activity and optimisations, including trade compressions and tear-ups. This was partially offset by an increase relating to sold options driven by a change to the basis of calculation

                 -   Other derivatives exposures increased £8bn to £92bn driven by an increase in IFRS derivatives of £57bn to £440bn and cash collateral £13bn to £73bn. This was broadly offset by increases in allowable derivatives netting

1 Total derivative exposures include IFRS derivative financial instruments, cash collateral and total derivatives adjustments

Credit Risk

Analysis of loans and advances and impairment

As at 31.12.14	Gross L&A	Impairment allowance	L&A net of Impairment	Credit risk loans	CRLs % of gross L&A	Loan impairment charges1	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Personal & Corporate Banking	145,114	971	144,143	2,064	1.4	263	18
Africa Banking	21,334	681	20,653	1,093	5.1	295	138
Barclaycard	38,376	1,815	36,561	1,765	4.6	1,183	308
Barclays Core	204,824	3,467	201,357	4,922	2.4	1,741	85

Barclays Non-Core	20,259	428	19,831	1,209	6.0	151	75
Total Group Retail	225,083	3,895	221,188	6,131	2.7	1,892	84

Investment Bank	106,377	44	106,333	71	0.1	(14)	(1)
Personal & Corporate Banking	79,622	668	78,954	1,630	2.0	219	28
Africa Banking	16,312	246	16,066	665	4.1	54	33
Head Office and Other Operations	3,240	-	3,240	-	-	-	-
Barclays Core	205,551	958	204,593	2,366	1.2	259	13

Barclays Non-Core2	44,699	602	44,097	841	1.9	53	12
Total Group Wholesale	250,250	1,560	248,690	3,207	1.3	312	12

Group total	475,333	5,455	469,878	9,338	2.0	2,204	46

Traded Loans	2,693	n/a	2,693
Loans and advances designated at fair value	20,198	n/a	20,198
Loans and advances held at fair value	22,891	n/a	22,891

Total loans and advances	498,224	5,455	492,769

As at 31.12.13
Personal & Corporate Banking	140,742	1,325	139,417	2,703	1.9	357	25
Africa	21,586	674	20,912	1,205	5.6	388	180
Barclaycard	33,024	1,517	31,507	1,541	4.7	1,096	332
Barclays Core	195,352	3,516	191,836	5,449	2.8	1,841	94

Barclays Non-Core	40,867	856	40,011	2,118	5.2	320	78
Total Group Retail	236,219	4,372	231,847	7,567	3.2	2,161	91

Investment Bank	104,468	-	104,468	-	-	(30)	(3)
Personal & Corporate Banking	77,674	701	76,973	1,861	2.4	264	34
Africa	15,793	352	15,441	722	4.6	89	56
Head Office and Other Operations	3,072	-	3,072	-	-	(3)	(10)
Barclays Core	201,007	1,053	199,954	2,583	1.3	320	16

Barclays Non-Core	43,691	1,833	41,858	3,148	7.2	581	133
Total Group Wholesale	244,698	2,886	241,812	5,731	2.3	901	37

Group total	480,917	7,258	473,659	13,298	2.8	3,062	64

Traded Loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695
Loans and advances held at fair value	20,342	n/a	20,342

Total loans and advances	501,259	7,258	494,001

1 Excludes impairment charges on available for sale investments and reverse repurchase agreements.

2 Credit Risk Loans decreased to £841m (2013: £3,148m) as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure.

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●      to the best of their knowledge, the condensed consolidated financial statements (set out on pages 39 to 42), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2014 included in the Annual Report; and

●      to the best of their knowledge, the management information (set out on pages 4 to 37) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board by

Antony Jenkins                                                                                    Date                                                                                                      Tushar Morzaria                                                                  Date
Group Chief Executive                                                                                                                                                                                       Group Finance Director

Barclays PLC Board of Directors:

Chairman Sir David Walker	Executive Directors Antony Jenkins (Group Chief Executive) Tushar Morzaria (Group Finance Director)
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Crawford Gillies
Reuben Jeffery III
Wendy Lucas-Bull
John McFarlane
Dambisa Moyo
Frits van Paasschen
Sir Michael Rake
Diane de Saint Victor
Sir John Sunderland
Stephen Thieke

Condensed Consolidated Financial Statements

Condensed consolidated income statement (audited)
		Year ended	Year ended
Continuing operations		31.12.14	31.12.13
	Notes1	£m	£m
Net interest income		12,080	11,600
Net fee and commission income		8,174	8,731
Net trading income		3,331	6,553
Net investment income2		1,328	680
Net premiums from insurance contracts		669	732
Other income		186	148
Total income		25,768	28,444
Net claims and benefits incurred on insurance contracts		(480)	(509)
Total income net of insurance claims		25,288	27,935
Credit impairment charges and other provisions		(2,168)	(3,071)
Net operating income		23,120	24,864

Staff costs		(11,005)	(12,155)
Administration and general expenses		(9,424)	(9,817)
Operating expenses		(20,429)	(21,972)

(Loss)/profit on disposal of undertakings and share of results of associates and joint ventures		(435)	(24)
Profit before tax		2,256	2,868
Tax	1	(1,411)	(1,571)
Profit after tax		845	1,297

Attributable to:
Ordinary equity holders of the parent		(174)	540
Other equity holders	8	250	-
Total equity holders		76	540
Non-controlling interests	2	769	757
Profit after tax		845	1,297

Earnings per share from continuing operations
Basic earnings/(loss) per ordinary share3	3	(0.7)p	3.8p
Diluted earnings/(loss) per ordinary share3		(0.7)p	3.7p

1 For notes to the Financial Statements see pages 43 to 46.

2 Net investment income includes the £461m gain on US Lehman acquisition assets.

3 The profit after tax attributable to other equity holders of £250m (2013: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil). The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Condensed consolidated statement of profit or loss and other comprehensive income (audited)
		Year ended	Year ended
Continuing operations		31.12.14	31.12.13
	Notes1	£m	£m
Profit after tax		845	1,297

Other comprehensive income/(loss) that may be recycled to profit or loss:
Currency translation reserve	9	486	(1,767)
Available for sale reserve	9	413	(382)
Cash flow hedge reserve	9	1,540	(1,890)
Other		(42)	(37)
Total comprehensive income/(loss) that may be recycled to profit or loss		2,397	(4,076)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements		205	(515)

Other comprehensive income/(loss) for the period		2,602	(4,591)

Total comprehensive income/(loss) for the period		3,447	(3,294)

Attributable to:
Equity holders of the parent		2,756	(3,406)
Non-controlling interests		691	112
Total comprehensive income/(loss) for the period		3,447	(3,294)

1 For notes to the Financial Statements see pages 43 to 46.

Condensed consolidated balance sheet (audited)
		As at	As at
		31.12.14	31.12.13
Assets	Notes1	£m	£m
Cash and balances at central banks		39,695	45,687
Items in the course of collection from other banks		1,210	1,282
Trading portfolio assets		114,717	133,069
Financial assets designated at fair value		38,300	38,968
Derivative financial instruments		439,909	350,300
Available for sale financial investments		86,066	91,756
Loans and advances to banks		42,111	39,422
Loans and advances to customers		427,767	434,237
Reverse repurchase agreements and other similar secured lending		131,753	186,779
Current and deferred tax assets		4,464	5,026
Prepayments, accrued income and other assets		19,181	4,415
Investments in associates and joint ventures		711	653
Goodwill		4,887	4,878
Intangible assets		3,293	2,807
Property, plant and equipment		3,786	4,216
Retirement benefit assets	6	56	133
Total assets		1,357,906	1,343,628

Liabilities
Deposits from banks		58,390	55,615
Items in the course of collection due to other banks		1,177	1,359
Customer accounts		427,704	431,998
Repurchase agreements and other similar secured borrowing		124,479	196,748
Trading portfolio liabilities		45,124	53,464
Financial liabilities designated at fair value		56,972	64,796
Derivative financial instruments		439,320	347,118
Debt securities in issue		86,099	86,693
Accruals, deferred income and other liabilities 2		24,538	12,934
Current and deferred tax liabilities		1,283	1,415
Subordinated liabilities		21,153	21,695
Provisions	5	4,135	3,886
Retirement benefit liabilities	6	1,574	1,958
Total liabilities		1,291,948	1,279,679

Equity
Called up share capital and share premium	7	20,809	19,887
Other reserves	9	2,724	249
Retained earnings		31,712	33,186
Shareholders' equity attributable to ordinary shareholders of the parent		55,245	53,322
Other equity instruments	8	4,322	2,063
Total equity excluding non-controlling interests		59,567	55,385
Non-controlling interests	2	6,391	8,564
Total equity		65,958	63,949

Total liabilities and equity		1,357,906	1,343,628

1 For notes, see pages 43 to 46.

Condensed consolidated statement of changes in equity (audited)

	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.14	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2014	19,887	2,063	249	33,186	55,385	8,564	63,949
Profit after tax	-	250	-	(174)	76	769	845
Other comprehensive profit after tax for the period	-	-	2,518	162	2,680	(78)	2,602
Issue of shares	922	-	-	693	1,615	-	1,615
Issue and exchange of equity instruments	-	2,263	-	(155)	2,108	(1,527)	581
Dividends	-	-	-	(1,057)	(1,057)	(631)	(1,688)
Coupons paid on other equity instruments	-	(250)	-	54	(196)	-	(196)
Redemption of preference shares	-	-	-	(104)	(104)	(687)	(791)
Treasury shares	-	-	(43)	(866)	(909)	-	(909)
Other movements	-	(4)	-	(27)	(31)	(19)	(50)
Balance at 31 December 2014	20,809	4,322	2,724	31,712	59,567	6,391	65,958

Year ended 31.12.13
Balance at 1 January 2013	12,477	-	3,674	34,464	50,615	9,371	59,986
Profit after tax	-	-	-	540	540	757	1,297
Other comprehensive profit after tax for the period	-	-	(3,406)	(540)	(3,946)	(645)	(4,591)
Issue of shares	7,410	-	-	689	8,099	-	8,099
Issue and exchange of equity instruments	-	2,063	-	-	2,063	-	2,063
Dividends	-	-	-	(859)	(859)	(813)	(1,672)
Coupons paid on other equity instruments	-	-	-	-	-	-	-
Treasury shares	-	-	(19)	(1,047)	(1,066)	-	(1,066)
Other movements	-	-	-	(61)	(61)	(106)	(167)
Balance at 31 December 2013	19,887	2,063	249	33,186	55,385	8,564	63,949

1 Details of Share Capital, Other Equity Instruments and Other Reserves are shown on pages 45-46.
2 Details of Non-controlling Interests are shown on page 43.

Condensed consolidated cash flow statement (audited)
	Year ended	Year ended
	31.12.14	31.12.13
	£m	£m
Profit before tax	2,256	2,868
Adjustment for non-cash items	5,620	6,581
Changes in operating assets and liabilities	(16,765)	(32,833)
Corporate income tax paid	(1,552)	(1,558)
Net cash from operating activities	(10,441)	(24,942)
Net cash from investing activities	10,655	(22,645)
Net cash from financing activities	(3,058)	5,910
Effect of exchange rates on cash and cash equivalents	(431)	198
Net decrease in cash and cash equivalents	(3,275)	(41,479)
Cash and cash equivalents at beginning of the period	81,754	123,233
Cash and cash equivalents at end of the period	78,479	81,754

Financial Statement Notes

1 Tax

The 2014 tax charge of £1,411m (2013: £1,571m), represented an effective tax rate of 62.5% (2013: 54.8%). The effective tax rate was higher than the UK statutory tax rate of 21.5% (2013: 23.25%) mainly due to profits outside of the UK taxed at higher local statutory tax rates, non-creditable taxes and non-deductible expenses, including the provision for ongoing investigations and litigation relating to Foreign Exchange. This was partially offset by the effect of non-taxable gains and income, and deferred tax asset measurement adjustments. Additionally, the 2013 effective tax rate included the write down of the Spanish deferred tax asset.

The deferred tax asset of £4,130m (2013: £4,807m) mainly relates to amounts in the US and UK.

	Assets		Liabilities
Current and deferred tax assets and liabilities	31.12.14	31.12.13	31.12.14	31.12.13
	£m	£m	£m	£m
Current tax	334	219	(1,021)	(1,042)
Deferred tax	4,130	4,807	(262)	(373)
Total	4,464	5,026	(1,283)	(1,415)

Deferred tax assets and liabilities	31.12.14	31.12.13
	£m	£m
Barclays Group US Inc. (BGUS) tax group	1,588	1,449
US Branch of Barclays Bank PLC (US Branch)	1,591	1,362
UK tax group	461	1,171
Spanish tax group	54	353
Other	436	472
Deferred tax asset	4,130	4,807
Deferred tax liability	(262)	(373)
Net deferred tax	3,868	4,434

2 Non-Controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest
	2014	2013	2014	2013
	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	441	410	3,654	5,868
- Upper Tier 2 instruments	2	2	486	485
Barclays Africa Group Limited	320	343	2,247	2,204
Other non-controlling interests	6	2	4	7
Total	769	757	6,391	8,564

Equity attributable to non-controlling interests decreased by £2,173m to £6,391m primarily due to movements in preference shares. £1,527m of Barclays Bank PLC preference shares were bought back and cancelled as part of the AT1 exchange exercise. A further £687m of preference shares were redeemed on their first call date.

3 Earnings per share

	31.12.14	31.12.13
	£m	£m
Profit/(loss) attributable to ordinary equity holders of the parent1	(174)	540
Dilutive impact of convertible options	-	1
Tax credit on profit after tax attributable to other equity holders	54	-
Total profit/(loss) attributable to equity holders of the parent including tax credit on other equity	(120)	541
Basic weighted average number of shares in issue	16,329	14,308
Number of potential ordinary shares	296	360
Diluted weighted average number of shares	16,625	14,668
Basic earnings/(loss) per ordinary share (p)	(0.7)	3.8
Diluted earnings/(loss) per ordinary share (p)	(0.7)	3.7

1 The profit after tax attributable to other equity holders of £250m (2013: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil). The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

4 Dividends on ordinary shares

A final dividend in respect of 2014 of 3.5p per ordinary share will be paid on 2 April 2015 to shareholders on the Share Register on 11 March 2015 and accounted for as a distribution of retained earnings in the year ending 31 December 2015. The financial statements for 2014 include the following dividends paid during the year.

	Year ended 31.12.14		Year ended 31.12.13
Dividends paid during the period	Per share	Total	Per share	Total
	Pence	£m	Pence	£m
Final dividend paid during period	3.5	564	3.5	441
Interim dividends paid during period	3.0	493	3.0	418
Total	6.5	1,057	6.5	859

For qualifying US and Canadian resident ADR holders, the final dividend of 3.5p per ordinary share becomes 14p per ADS (representing four shares). The ADR depositary will post the final dividend on 2 April 2015 to ADR holders on the record at close of business on 11 March 2015.

5 Provisions

	As at	As at
	31.12.14	31.12.13
	£m	£m
Conduct remediation
- Payment Protection Insurance redress	1,059	971
- Interest rate hedging product redress	211	1,169
- Other customer redress	375	388
Legal, Competition & Regulatory matters	1,690	485
Redundancy and restructuring	291	388
Undrawn contractually committed facilities and guarantees	94	165
Onerous contracts	205	100
Sundry provisions	210	220
Total	4,135	3,886

6 Retirement benefits

As at 31 December 2014, the Group's IAS 19 (Revised) pension deficit across all schemes was £1.5bn (2013: £1.8bn). The UK Retirement Fund (UKRF), which is the Group's main scheme, had a deficit of £1.1bn (2013: £1.4bn).

The movement for the UKRF is largely due to an increase in asset values, which was partially offset by an increase in defined benefit obligation. The increase in defined benefit obligation can be linked to a decrease in discount rate to 3.67% (2013: 4.46%), partially offset by a decrease in long term expected inflation to 3.05% (2013: 3.42%).

The triennial funding valuation of the UKRF was completed in 2014 with an effective date of 30 September 2013. The funding deficit at that date was calculated to be £3.6bn. Under the agreed recovery plan, deficit contributions of £300m will be paid to the fund in 2015 and 2016. Further deficit contributions of £740m each year are payable between 2017 and 2021 with up to £500m of the 2021 deficit contributions payable in 2017 depending on the deficit level at that time. These deficit contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year.

In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2014 and showed a deficit of £4.6bn.

The increase in funding deficit over the year to 30 September 2014 can be mainly attributed to the fall in real gilt yields over the year.

7 Called up share capital

Called up share capital comprises 16,498m (2013: 16,113m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

8 Other equity instruments

Other Equity Instruments of £4,322m (2013: £2,063m) include AT1 securities issued by Barclays PLC during 2013 and 2014. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $2bn and €1bn. In 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn. The 2014 AT1 securities were issued as part of an exchange of £1,527m of Barclays Bank PLC preference shares (held as non controlling interests for Barclays PLC) and £607m of subordinated debt instruments (Tier 1 Notes and Reserve Capital Instruments).

The exchange exercise involved Barclays PLC issuing AT1 securities to investors in exchange for Barclays Bank PLC preference shares and Barclays Bank PLC subordinated debt instruments held by the same investors. As part of the exercise, Barclays Bank PLC issued three corresponding AT1 instruments to Barclays PLC. Upon completion of the exercise, the preference shares and subordinated debt instruments were cancelled by Barclays Bank PLC.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

9 Other reserves

Other reserves of £2,724bn (2013: £249bn) mainly consist of the following:

Currency translation reserve

As at 31 December 2014 there was a debit balance of £582m (2013: £1,142m debit) in the currency translation reserve. The decrease in the debit balance of £560m (2013: £1,201m debit) principally reflected the strengthening of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £74m debit (2013: £566m debit) reflecting the further depreciation of ZAR against GBP.

During the period a £91m net gain (2013: £5m) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

As at 31 December 2014 the available for sale reserve was £562m (2013: £148m). The increase of £414m (2013: £379m decrease) principally reflected a £5,336m gain from changes in fair value on Government Bonds, predominantly held in the liquidity pool, offset by £4,074m of losses from related interest rate hedges, £620m of net gains transferred to net profit as bonds were disposed and £103m of tax.

Cash Flow Hedging Reserve

As at 31 December 2014 there was a credit balance of £1,817m (2013: £273m credit) in the cash flow hedging reserve. The increase of £1,544m (2013: £1,826m decrease) principally reflected a £2,662m increase in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, partly offset by £737m gains recycled to the income statement in line with when the hedged item affects profit or loss, and £381m of tax.

Treasury shares

During the period £909m (2013: £1,049m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £866m (2013: £1,034m) was transferred to retained earnings reflecting the vesting of deferred share based payments.

Shareholder Information

Results timetable1	Date
Ex-dividend date	10 March 2015
Dividend Record date	11 March 2015
Scrip reference share price set and made available to shareholders	17 March 2015
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	20 March 2015
Dividend Payment date/first day of dealing in New Shares	2 April 2015
Q1 2015 Interim Management Statement	29 April 2015

To ensure the final dividend for the year ended 31 December 2014 is paid before the end of the tax year ending 5 April 2015, which we believe is helpful to shareholders, the Scrip dividend election period has reduced from 15 working days to 9 working days. Please also note that the ex-dividend date and record date have moved from the usual Thursday/Friday to Tuesday 10 March 2015 and Wednesday 11 March 2015 respectively. Dates are detailed above.

For qualifying US and Canadian resident ADR holders, the final dividend of 3.5p per ordinary share becomes 14p per ADS (representing four shares). The ADR depositary will post the final dividend on Thursday 2 April 2015 to ADR holders on the record at close of business on Wednesday 11 March 2015. The ex-dividend date for ADR holders will be Monday 9 March 2015.

	Year ended	Year ended	% Change3
Exchange rates2	31.12.14	31.12.13
Period end - USD/GBP	1.56	1.65	(5%)
Average - USD/GBP	1.65	1.56	6%
3 Month Average - USD/GBP	1.58	1.62	(2%)
Period end - EUR/GBP	1.28	1.20	7%
Average - EUR/GBP	1.24	1.18	5%
3 Month Average - EUR/GBP	1.27	1.19	7%
Period end - ZAR/GBP	18.03	17.37	4%
Average - ZAR/GBP	17.84	15.10	18%
3 Month Average - ZAR/GBP	17.75	16.43	8%

Share price data	31.12.14	31.12.13
Barclays PLC (p)	243.50	271.95
Barclays PLC number of shares (m)	16,498	16,113
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	182.00	132.25
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848

For further information please contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: Barclays.com

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.
Tel: 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1 Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at Barclays.com/dividends.

2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.

3 The change is the impact to GBP reported information.

4 Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.